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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)


                    ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.
                    (F/K/A ALLIANCE CAPITAL MANAGEMENT L.P.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  UNITS REPRESENTING ASSIGNMENTS OF BENEFICIAL
                   OWNERSHIP OF LIMITED PARTNERSHIP INTERESTS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    01855A101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                ALVIN H. FENICHEL
                      SENIOR VICE PRESIDENT AND CONTROLLER
                               AXA FINANCIAL, INC.
                           1290 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10104
                                 (212) 314-4094
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 WITH A COPY TO:
               CHRISTIANNE BUTTE, HEAD OF CENTRAL LEGAL DEPARTMENT
                            AXA, 25, AVENUE MATIGNON
                               75008 PARIS, FRANCE
                               011-331-40-75-56-38
--------------------------------------------------------------------------------

                                  JUNE 20, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

NOTE: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                           (Exhibits begin on page 32)


                                                         SCHEDULE 13D

CUSIP NO. 01855A101                                                                                      PAGE 2 OF 109 PAGES
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          AXA
    1
------------------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) |_|
                                                                                                       (b) |_|
    2
------------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          AF
    4
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
          OR 2(E)                                                                                          |_|
    5
------------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          France
    6
------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              SOLE VOTING POWER
           SHARES
         BENEFICIALLY            See Item 5
           OWNED BY          7
            EACH            --------------------------------------------------------------------------------------------------------
          REPORTING              SHARED VOTING POWER
         PERSON WITH
                                 See Item 5
                             8
                            --------------------------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER

                                 See Item 5
                             9
                            --------------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER

                                See Item 5
                            10
------------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,186 - See Item 5
          (Not to be construed as an admission of beneficial ownership)
   11
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
------------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.04% - See Item 5
   13
------------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

          HC, CO
   14
------------------------------------------------------------------------------------------------------------------------------------



                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                            SCHEDULE 13D
------------------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 01855A101                                                                                 PAGE 3 OF 109 PAGES
------------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          FINAXA
    1
------------------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) |_|
    2                                                                                               (b) |_|
------------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          AF
    4
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)        |_|
    5
------------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

         France
    6
------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              SOLE VOTING POWER
           SHARES
         BENEFICIALLY            See Item 5
           OWNED BY          7
            EACH            --------------------------------------------------------------------------------------------------------
          REPORTING              SHARED VOTING POWER
         PERSON WITH
                                 See Item 5
                             8
                            --------------------------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER

                                 See Item 5
                             9
                            --------------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER

                                See Item 5
                            10
------------------------------------------------------------------------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,186 - See Item 5
   11     (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
------------------------------------------------------------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     2.04% - See Item 5
------------------------------------------------------------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON*

   14     HC, CO
------------------------------------------------------------------------------------------------------------------------------------


                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                            SCHEDULE 13D
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


CUSIP NO. 01855A101                                                                                      PAGE 4 OF 109 PAGES
------------------------------------------------------------------------------------------------------------------------------------

          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          AXA Assurances I.A.R.D. Mutuelle
    1
------------------------------------------------------------------------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |X|
    2                                                                                                    (b) |_|
------------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          AF
    4
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
          OR 2(E)                                                                                          |_|
    5
------------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          France
    6
------------------------------------------------------------------------------------------------------------------------------------
         NUMBER OF              SOLE VOTING POWER
           SHARES
         BENEFICIALLY            See Item 5
           OWNED BY          7
            EACH            --------------------------------------------------------------------------------------------------------
          REPORTING              SHARED VOTING POWER
         PERSON WITH
                                 See Item 5
                             8
                            --------------------------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER

                                 See Item 5
                             9
                            --------------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER

                                See Item 5
                            10
------------------------------------------------------------------------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,186 - See Item 5
   11     (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
------------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     2.04% - See Item 5
------------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     IC
------------------------------------------------------------------------------------------------------------------------------------


                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                            SCHEDULE 13D


CUSIP NO. 01855A101                                                                                      PAGE 5 OF 109 PAGES
------------------------------------------------------------------------------------------------------------------------------------

          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          AXA Assurances Vie Mutuelle
    1
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |X|
    2                                                                                                    (b) |_|
------------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*
          AF
    4
------------------------------------------------------------------------------------------------------------------------------------

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                                                                       |_|
------------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
          France
    6
------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF              SOLE VOTING POWER
           SHARES
         BENEFICIALLY            See Item 5
           OWNED BY          7
            EACH            --------------------------------------------------------------------------------------------------------
          REPORTING              SHARED VOTING POWER
         PERSON WITH
                                 See Item 5
                             8
                            --------------------------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER

                                 See Item 5
                             9
                            --------------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER

                                See Item 5
                            10
------------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,186 - See Item 5
         (Not to be construed as an admission of beneficial ownership)
   11
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
------------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.04% - See Item 5
   13
------------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
          IC
   14
------------------------------------------------------------------------------------------------------------------------------------


                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                            SCHEDULE 13D
------------------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 01855A101                                                                                      PAGE 6 OF 109 PAGES
------------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          AXA Courtage Assurance Mutuelle
    1
------------------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) |X|
    2                                                                                               (b) |_|
------------------------------------------------------------------------------------------------------------------------------------
         SEC USE ONLY
    3
------------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          AF
    4
------------------------------------------------------------------------------------------------------------------------------------

         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
    5                                                                                                     |_|
------------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          France
    6
------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              SOLE VOTING POWER
           SHARES
         BENEFICIALLY            See Item 5
           OWNED BY          7
            EACH            --------------------------------------------------------------------------------------------------------
          REPORTING              SHARED VOTING POWER
         PERSON WITH
                                 See Item 5
                             8
                            --------------------------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER

                                 See Item 5
                             9
                            --------------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER

                                See Item 5
                            10
------------------------------------------------------------------------------------------------------------------------------------


          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,186 - See Item 5
         (Not to be construed as an admission of beneficial ownership)
   11
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
------------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.04% - See Item 5
   13
------------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
          IC
   14
------------------------------------------------------------------------------------------------------------------------------------


                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                            SCHEDULE 13D

CUSIP NO. 01855A101                                                                                      PAGE 7 OF 109 PAGES
------------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          AXA Conseil Vie Assurance Mutuelle
    1
------------------------------------------------------------------------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) |X|
    2                                                                                                  (a) |_|
------------------------------------------------------------------------------------------------------------------------------------
         SEC USE ONLY
    3
------------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*
          AF
    4
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                                                                     |_|
    5
-----------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
         France
    6
------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              SOLE VOTING POWER
           SHARES
         BENEFICIALLY            See Item 5
           OWNED BY          7
            EACH            --------------------------------------------------------------------------------------------------------
          REPORTING              SHARED VOTING POWER
         PERSON WITH
                                 See Item 5
                             8
                            --------------------------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER

                                 See Item 5
                             9
                            --------------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER

                                See Item 5
                            10
------------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,186 - See Item 5
         (Not to be construed as an admission of beneficial ownership)
   11
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
------------------------------------------------------------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.04% - See Item 5
   13
------------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
          IC
   14
------------------------------------------------------------------------------------------------------------------------------------



                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                                            SCHEDULE 13D


CUSIP NO. 01855A101                                                                                      PAGE 8 OF 109 PAGES
------------------------------------------------------------------------------------------------------------------------------------

          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Claude Bebear, as AXA Voting Trustee
    1
------------------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
    2                                                                                                   (b) |_|
------------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          OO
    4
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                                                                     |_|
    5
------------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Citizen of France
    6
------------------------------------------------------------------------------------------------------------------------------------
         NUMBER OF              SOLE VOTING POWER
           SHARES
         BENEFICIALLY            See Item 5
           OWNED BY          7
            EACH            --------------------------------------------------------------------------------------------------------
          REPORTING              SHARED VOTING POWER
         PERSON WITH
                                 See Item 5
                             8
                            --------------------------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER

                                 See Item 5
                             9
                            --------------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER

                                See Item 5
                            10
------------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,186 - See Item 5
         (Not to be construed as an admission of beneficial ownership)
   11
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
------------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.04% - See Item 5
   13
------------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     IN
------------------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                            SCHEDULE 13D

CUSIP NO. 01855A101                                                                               PAGE 9 OF 109 PAGES
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Patrice Garnier, as AXA Voting Trustee
    1
------------------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) |_|
                                                                                                 (b) |_|
    2
------------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          OO
    4
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
          OR 2(E)                                                                                    |_|
    5
------------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Citizen of France
    6
------------------------------------------------------------------------------------------------------------------------------------
              NUMBER OF                       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                      See Item 5
              OWNED BY
                EACH                     7
              REPORTING               ----------------------------------------------------------------------------------------------
             PERSON WITH                       SHARED VOTING POWER

                                              See Item 5
                                         8
                                      ----------------------------------------------------------------------------------------------
                                              SOLE DISPOSITIVE POWER

                                              See Item 5
                                         9
                                      ----------------------------------------------------------------------------------------------
                                              SHARED DISPOSITIVE POWER

                                              See Item 5
                                        10
------------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,186 - See Item 5
          (Not to be construed as an admission of beneficial ownership)
   11
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
------------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.04% - See Item 5
   13
------------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

          IN
   14
------------------------------------------------------------------------------------------------------------------------------------

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                            SCHEDULE 13D


CUSIP NO. 01855A101                                                                              PAGE 10 OF 109 PAGES
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Henri de Clermont-Tonnerre, as AXA Voting Trustee
    1
------------------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) |_|
                                                                                                 (b) |_|
    2
------------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          OO
    4
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
          OR 2(E)                                                                                    |_|
    5
------------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Citizen of France
    6
------------------------------------------------------------------------------------------------------------------------------------
              NUMBER OF                       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                      See Item 5
              OWNED BY
                EACH                     7
              REPORTING               ----------------------------------------------------------------------------------------------
             PERSON WITH                       SHARED VOTING POWER

                                              See Item 5
                                         8
                                      ----------------------------------------------------------------------------------------------
                                              SOLE DISPOSITIVE POWER

                                              See Item 5
                                         9
                                      ----------------------------------------------------------------------------------------------
                                              SHARED DISPOSITIVE POWER

                                              See Item 5
                                        10
------------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,186 - See Item 5
          (Not to be construed as an admission of beneficial ownership)
   11
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
------------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.04% - See Item 5
   13
------------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

          IN
   14
------------------------------------------------------------------------------------------------------------------------------------

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                            SCHEDULE 13D

CUSIP NO. 01855A101                                                                              PAGE 11 OF 109 PAGES
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          AXA Financial, Inc. (f/k/a The Equitable Companies Incorporated)
          13-3623351
    1
------------------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) |_|
                                                                                                 (b) |_|
    2
------------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          AF
    4
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
          OR 2(E)
    5                                                                                                |_|
------------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
    6
------------------------------------------------------------------------------------------------------------------------------------
              NUMBER OF                       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                      1,483,186  - See Items 4 and 5
              OWNED BY
                EACH                     7
              REPORTING               ----------------------------------------------------------------------------------------------
             PERSON WITH                       SHARED VOTING POWER

                                         8
                                      ----------------------------------------------------------------------------------------------
                                              SOLE DISPOSITIVE POWER

                                              1,483,186  - See Items 4 and 5
                                         9
                                      ----------------------------------------------------------------------------------------------
                                              SHARED DISPOSITIVE POWER

                                        10
------------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,186  - See Items 4 and 5
   11
------------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
------------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.04% - See Items 4 and 5
   13
------------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

          HC, CO
   14
------------------------------------------------------------------------------------------------------------------------------------
                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                            SCHEDULE 13D
-----------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 01855A101                                                                                   PAGE 12 OF 109 PAGES
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          AXA Client Solutions, LLC
          52-2197822
    1
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) |_|
                                                                                                      (b) |_|
    2
-----------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
-----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          AF
    4
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
          OR 2(E)                                                                                         |_|
    5
-----------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
    6
-----------------------------------------------------------------------------------------------------------------------------------
              NUMBER OF                      SOLE VOTING POWER
               SHARES
            BENEFICIALLY                     1,483,186  - See Items 4 and 5
              OWNED BY                   7
                EACH                   --------------------------------------------------------------------------------------------
              REPORTING                      SHARED VOTING POWER
             PERSON WITH
                                         8
                                       --------------------------------------------------------------------------------------------
                                             SOLE DISPOSITIVE POWER

                                         9   1,483,186  - See Items 4 and 5
                                       --------------------------------------------------------------------------------------------
                                             SHARED DISPOSITIVE POWER

                                        10
-----------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,186  - See Items 4 and 5
   11
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
-----------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.04% - See Items 4 and 5
   13
-----------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

          HC, OO
   14
-----------------------------------------------------------------------------------------------------------------------------------
                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                            SCHEDULE 13D
-----------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 01855A101                                                                                   PAGE 13 OF 109 PAGES
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          The Equitable Life Assurance Society of the United States
          13-5570651
    1
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) |_|
                                                                                                      (b) |_|
    2
-----------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
-----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          WC
    4
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
          OR 2(E)                                                                                         |_|
    5
-----------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
    6
-----------------------------------------------------------------------------------------------------------------------------------
              NUMBER OF                      SOLE VOTING POWER
               SHARES
            BENEFICIALLY                     1,483,186  - See Items 4 and 5
              OWNED BY                   7
                EACH                   --------------------------------------------------------------------------------------------
              REPORTING                      SHARED VOTING POWER
             PERSON WITH
                                         8
                                       --------------------------------------------------------------------------------------------
                                             SOLE DISPOSITIVE POWER

                                         9   1,483,186  - See Items 4 and 5
                                       --------------------------------------------------------------------------------------------
                                             SHARED DISPOSITIVE POWER

                                        10
-----------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,186  - See Items 4 and 5
   11
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
-----------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.04%  - See Items 4 and 5
   13
-----------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

          IC, CO
   14
-----------------------------------------------------------------------------------------------------------------------------------
                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                            SCHEDULE 13D
-----------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 01855A101                                                                                   PAGE 14 OF 109 PAGES
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Equitable Holdings, LLC
    1
-----------------------------------------------------------------------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) |_|
                                                                                                      (b) |_|
    2
-----------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
-----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          AF
    4
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
          OR 2(E)                                                                                         |_|
    5
-----------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
    6
-----------------------------------------------------------------------------------------------------------------------------------
              NUMBER OF                      SOLE VOTING POWER
               SHARES
            BENEFICIALLY                     761,008  - See Items 4 and 5
              OWNED BY                   7
                EACH                   --------------------------------------------------------------------------------------------
              REPORTING                      SHARED VOTING POWER
             PERSON WITH
                                         8
                                       --------------------------------------------------------------------------------------------

                                             SOLE DISPOSITIVE POWER

                                         9   761,008  - See Items 4 and 5
                                       --------------------------------------------------------------------------------------------

                                             SHARED DISPOSITIVE POWER

                                        10
-----------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          761,008  - See Items 4 and 5
   11
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
-----------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.05%  - See Items 4 and 5
   13
-----------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

          HC, OO
   14
-----------------------------------------------------------------------------------------------------------------------------------
                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                            SCHEDULE 13D
CUSIP NO. 01855A101                                                                                   PAGE 15 OF 109 PAGES
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          ACMC, Inc.
          13-2677213
    1
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) |_|
                                                                                                      (b) |_|
    2
-----------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
-----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          WC
    4
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
          OR 2(E)                                                                                         |_|
    5
-----------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
    6
-----------------------------------------------------------------------------------------------------------------------------------
              NUMBER OF                      SOLE VOTING POWER
               SHARES
            BENEFICIALLY                     722,178  - See Items 4 and 5
              OWNED BY                   7
                EACH                   --------------------------------------------------------------------------------------------
              REPORTING                      SHARED VOTING POWER
             PERSON WITH
                                         8
                                       --------------------------------------------------------------------------------------------
                                             SOLE DISPOSITIVE POWER

                                         9   722,178  - See Items 4 and 5
                                       --------------------------------------------------------------------------------------------
                                             SHARED DISPOSITIVE POWER

                                        10
-----------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          722,178  - See Items 4 and 5
   11
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
-----------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.00%   - See Items 4 and 5
   13
-----------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

          CO
   14
-----------------------------------------------------------------------------------------------------------------------------------
                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                            SCHEDULE 13D
CUSIP NO. 01855A101                                                                                   PAGE 16 OF 109 PAGES
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          ECMC, LLC (f/k/a Equitable Capital Management Corporation)
    1
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) |_|
                                                                                                      (b) |_|
    2
-----------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
-----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

          WC
    4
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
          OR 2(E)                                                                                         |_|
    5
-----------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
    6
-----------------------------------------------------------------------------------------------------------------------------------
              NUMBER OF                      SOLE VOTING POWER
               SHARES
            BENEFICIALLY                     722,178  - See Items 4 and 5
              OWNED BY                   7
                EACH                   --------------------------------------------------------------------------------------------
              REPORTING                      SHARED VOTING POWER
             PERSON WITH
                                         8
                                       --------------------------------------------------------------------------------------------
                                             SOLE DISPOSITIVE POWER

                                         9   722,178  - See Items 4 and 5
                                       --------------------------------------------------------------------------------------------
                                             SHARED DISPOSITIVE POWER

                                        10
-----------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          722,178   - See Items 4 and 5
   11
-----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
   12
-----------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.00%  - See Items 4 and 5
   13
-----------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

          CO
   14
-----------------------------------------------------------------------------------------------------------------------------------

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


         This Amendment No. 8 amends the Statement on Schedule 13D ("Schedule 13D") initially filed on August 4, 1992 with the Securities and Exchange Commission by AXA, Midi Participations, Finaxa, the Mutuelles AXA (as herein defined) and the Trustees (as herein defined) of a Voting Trust, as amended by Amendment No. 1 to the Schedule 13D filed on July 29, 1993 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on September 14, 1994 ("Amendment
No. 2"), Amendment No. 3 to the Schedule 13D filed on October 22, 1996 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on July 11, 1997 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on September 4, 1997 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D filed on April 9, 1999 ("Amendment No. 6"), and Amendment No. 7 to the Schedule 13D filed on November 4, 1999 ("Amendment No. 7"), each of which was filed by AXA, Midi Participations (except as to Amendment Nos. 3, 4, 5, 6 and 7), Finaxa, the Mutuelles AXA, the Trustees, AXA Financial, Inc. (formerly known as The Equitable Companies Incorporated), The Equitable Life Assurance Society of the United States, Equitable Holding Corporation (which was merged in 1997 into Equitable Holdings, LLC), Equitable Investment Corporation (which was merged in November 1999 into Equitable Holdings, LLC), ACMC, Inc. and ECMC, LLC (successor by merger to Equitable Capital Management Corporation), which Schedule 13D relates to Units representing assignments of beneficial ownership of limited partnership interests of Alliance Capital Management Holding L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership ("Alliance").

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

         This statement is being filed by (i) AXA (formerly known as AXA-UAP), a company organized under the laws of France, (ii) Finaxa, a holding company organized under the laws of France, (iii) AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle (formerly known as Uni Europe Assurance Mutuelle) and AXA Conseil Vie Assurance Mutuelle (formerly known as Alpha Assurances Vie Mutuelle), four mutual insurance companies organized under the laws of France (the "Mutuelles AXA"), (iv) Claude Bebear (Chairman of the Executive Board of AXA), Patrice Garnier (a member of the Supervisory Board of AXA) and Henri de Clermont-Tonnerre (a member of the Supervisory Board of AXA), as Trustees (the "Trustees") of a Voting Trust (the "Voting Trust") established pursuant to a Voting Trust Agreement dated as of May 12, 1992, as amended January 22, 1997, by and among AXA and the Trustees (the "Voting Trust Agreement"), (v) AXA Financial, Inc. (formerly known as The Equitable Companies Incorporated), a Delaware corporation ("AXF"), (vi) AXA Client Solutions, LLC, a Delaware limited liability company whose sole member is AXF ("AXCS"), (vii) The Equitable Life Assurance Society of the United States, a New York stock life insurance company ("Equitable"), (viii) Equitable Holdings, LLC ("EHLLC") (Equitable Investment Corporation merged into EHLLC in November
1999), a New York limited liability company whose sole member is Equitable, (ix) ACMC, Inc., a Delaware corporation ("ACMC"), and (xi) ECMC, LLC ("ECMC"), a Delaware limited liability company whose sole member is Equitable Holdings, LLC and which is the successor by merger to Equitable Capital Management Corporation. AXA, Finaxa, the Mutuelles AXA, the Trustees, AXF, AXCS, Equitable, EHLLC, ACMC and ECMC are hereinafter collectively referred to as the "Reporting Persons."

         AXA. AXA is a holding company for an international group of insurance and related financial service companies. The address of AXA's principal business and office is 25, avenue Matignon, 75008 Paris, France. As of March 1, 2000, approximately 20.3% of the issued ordinary shares (representing approximately 31.9% of the voting power) of AXA were directly or indirectly owned by Finaxa. As of March 1, 2000, the Mutuelles AXA, in addition to their indirect beneficial ownership of AXA's ordinary shares through Finaxa, directly beneficially owned approximately 3.0% of AXA's ordinary shares (representing approximately 4.8% of the voting power). In addition, as of March 1, 2000, approximately 1.1% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

         Finaxa. Finaxa is a holding company. The address of Finaxa's principal business and office is 23, avenue Matignon, 75008 Paris, France. As of March 1, 2000, approximately 60.7% of the voting shares (representing approximately 70.7% of the voting power) of Finaxa were owned by the Mutuelles AXA (one of which, AXA Assurances I.A.R.D. Mutuelle, owned approximately 34.8% of the voting shares, representing approximately 40.4% of the voting power), and approximately 22.3% of the voting shares (representing approximately 13.3% of the voting power) of Finaxa were owned by Paribas (now BNP Paribas), a French bank.

         The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle (formerly known as Uni Europe Assurance Mutuelle) and AXA Conseil Vie Assurance Mutuelle (formerly known as Alpha Assurances Vie Mutuelle). Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA's principal business and office is as follows: (i) for each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Conseil Vie Assurance Mutuelle is 370, rue Saint Honore, 75001 Paris, France; and (ii) for AXA Courtage Assurance Mutuelle, 26, rue Louis le Grand, 75002 Paris, France.

         The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over AXF and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of AXF having voting powers beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of AXF.

         Information with respect to the Trustees is set forth on Exhibit 1 hereto since each of the Trustees is a member of the Supervisory Board of AXA.

         AXF and Subsidiaries. AXF is a holding company. As of March 1, 2000, approximately 60.3% of the outstanding shares of common stock of AXF were beneficially owned by AXA. AXF and its subsidiaries (including Equitable, an indirect wholly-owned subsidiary) provide diversified financial services to a broad spectrum of insurance, investment management and investment banking customers. AXCS, whose sole member is AXF, wholly owns Equitable, which in turn wholly owns ACMC. EHLLC, whose sole member is Equitable, is the sole member of ECMC. ECMC, ACMC, EHLLC, AXCS and

AXF are holding companies. The address of the principal business and principal office of AXF, AXCS, Equitable, EHLLC, ACMC and ECMC is 1290 Avenue of the Americas, New York, New York 10104.

         The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Exhibits 1 through 13 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 through 13 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by amending and restating all references to "Alliance II" so that they are references to "Alliance Capital" and by inserting the following paragraph of text after the seventh full paragraph of text thereof.

         On June 20, 2000, Alliance Capital issued a press release announcing that it had entered into a definitive agreement with Sanford C. Bernstein Inc. ("SCB"), pursuant to which Alliance Capital agreed, among other things, to acquire substantially all of the assets and assume substantially all of the liabilities of SCB and its subsidiaries for consideration of approximately $1.5 billion in cash and 40.8 million units of limited partnership interests of Alliance Capital ("Alliance Capital Units"), subject to reduction if the client revenues of SCB fall below certain levels (the "Acquisition"). The closing of the Acquisition is subject to the receipt of various regulatory approvals, the maintenance of a minimum SCB client base, the affirmative vote of the SCB shareholders and the holders of Units and other conditions. A copy of the press release is included as Exhibit 24 hereto. In connection with the Acquisition, AXF entered into a financing agreement, dated as of June 20, 2000, with Alliance Capital (the "Financing Agreement"), pursuant to which AXF agreed to finance the cash portion of the Acquisition through the purchase of 32,619,775 Alliance Capital Units for an aggregate purchase price of $1.6 billion (the "June 2000 Purchase"). AXF completed the June 2000 Purchase on June 21, 2000. AXF funded $150 million of its obligation under the Financing Agreement from internally generated funds and borrowed the remaining $1.45 billion from Bank of America, N.A., pursuant to a promissory note, dated as of June 21, 2000, due on September 22, 2000 (the "Promissory Note"). In addition, AXF entered into a purchase agreement with SCB and Alliance Capital, dated as of June 20, 2000 (the "Purchase Agreement"), pursuant to which it granted SCB the right, beginning on the second anniversary of the closing of the Acquisition, to cause AXF to purchase the Alliance Capital Units received by SCB as part of consideration for the Acquisition (in the aggregate, such Alliance Capital Units are referred to herein as the "Equity Consideration"). This right is exercisable no more than once annually during each of the eight years following the second anniversary of the closing of the Acquisition, in an amount not to exceed 20 % of the Equity Consideration per year and subject to deferral under certain circumstances. Under the Purchase Agreement, SCB agreed not to transfer

38 million of the Alliance Capital Units received by it as part of the Equity Consideration (the "Restricted Units") until after the second anniversary of the closing of the Acquisition. SCB also agreed that from the second anniversary of the closing of the Acquisition until the tenth anniversary of the closing of the Acquisition, transfers of the Restricted Units will be subject to an aggregate cumulative annual limit of 20% of the Equity Consideration (but no more than 40% in any one year), and AXF's right of first refusal. Pursuant to a letter agreement, dated as of June 20, 2000, between AXF and SCB (the "Letter Agreement"), AXF agreed to elect or cause the election of Mr. Lewis A. Sanders, currently the Chairman and Chief Executive Officer of SCB and Mr. Roger Hertog, currently the President of SCB, or designated substitutes, to the Board of Directors of ACMC for a minimum of three years following the closing of the Acquisition.

         Except as set forth in this statement, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  Items 5(a), (b) and (c) are hereby amended and restated in their entirety as set forth below.

         (a) & (b) At the close of business on June 21, 2000: AXF did not beneficially own directly any Units and beneficially owned 32,619,775 Alliance Capital Units representing 15.87% of the Alliance Capital Units outstanding; Equitable did not beneficially own directly any Units and beneficially owned 5,219,396 Alliance Capital Units representing 2.54% of the Alliance Capital Units outstanding; ACMC beneficially owned directly 722,178 Units representing 1.00% of the Units outstanding and 66,220,822 Alliance Capital Units representing 32.22% of the Alliance Capital Units outstanding; and ECMC beneficially owned directly 722,178 Units representing 1.00% of the Units outstanding and 24,415,727 Alliance Capital Units representing 11.88% of the Alliance Capital's outstanding. Equitable, ACMC and ECMC have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective Units and Alliance Capital Units. In addition, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), 69.3% of the shares of common stock of which are directly and indirectly owned by AXF, may be deemed, directly or indirectly, to be the beneficial owner of approximately 38,830 Units, acquired solely for investment purposes on behalf of client discretionary accounts. By reason of its ownership interest in ECMC and DLJ, EHLLC may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to 761,008 Units including the 722,178 Units owned by ECMC and the approximately 38,830 Units held in DLJ client discretionary accounts, representing 1.05% of the Units outstanding, and the 24,415,727 Alliance Capital Units owned by ECMC representing 11.88% of the Alliance Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC and DLJ, Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC, the 722,178 Units owned by ECMC and the approximately 38,830 Units acquired on behalf of client discretionary accounts by DLJ which represent 2.04% of the Units outstanding, and the 66,220,822 Alliance Capital Units owned by ACMC and the 24,415,727 Alliance Capital Units owned by ECMC which, together with the 5,219,396 Alliance Capital Units owned directly by Equitable, represent 46.63% of the Alliance Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC, DLJ and Equitable, AXCS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC, the 722,178 Units owned by ECMC, and the approximately 38,830 Units acquired on behalf of client discretionary accounts by DLJ, representing 2.04% of the Units outstanding, and the 66,220,822 Alliance Capital Units owned by ACMC and the 24,415,727 Alliance Capital Units owned by ECMC which, together with the 5,219,396 Alliance Capital Units owned directly by Equitable, represent 46.63% of the Alliance Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC, DLJ, Equitable and AXCS, AXF may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC, the 722,178 Units owned by ECMC and the approximately 38,830 Units acquired on behalf of client discretionary accounts by DLJ, representing 2.04% of the Units outstanding, and the 66,220,822 Alliance Capital Units owned by ACMC, the 24,415,727 Alliance Capital Units owned by ECMC and the 5,219,396 Alliance Capital Units owned directly by Equitable which together with the 32,619,775 Alliance Capital Units owned directly by AXF represent 62.50% of the Alliance Capital Units outstanding. (This excludes Units acquired by Alliance solely for investment purposes on behalf of client discretionary accounts.)

         AXA, by virtue of its ownership of 60.3% of the outstanding shares of common stock of AXF, may be deemed to beneficially own all of the Units and Alliance Capital Units owned indirectly by AXF. By reason of the Voting Trust Agreement, the Trustees may also be deemed to be beneficial owners of such Units and Alliance Capital Units. In addition, the Mutuelles AXA, as a group, and Finaxa may be deemed to be beneficial owners of such Units and Alliance Capital Units. Each of AXA, Finaxa, the Mutuelles AXA and the Trustees expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units or Alliance Capital Units.

         AXA, by reason of its relationship with AXF, may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of the Units and Alliance Capital Units beneficially owned by AXF. By reason of the Voting Trust arrangement, the Trustees may be deemed and, by reason of their relationship with AXA, the Mutuelles AXA, as a group, and Finaxa may be deemed, to share the power to vote or to direct the vote and to dispose or to direct the disposition of all the Units and Alliance Capital Units beneficially owned by AXF.

         To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons listed in Exhibits 1 through 13 hereto beneficially own the following number of outstanding Units and Alliance Capital Units and options or other rights to acquire Units presently or within 60 days:



Richard H. Jenrette        16,000 Units

John T. Hartley            1,460 Units (all of which are owned by his spouse,
                           Martha Hartley)

Peter D. Noris             2,000 Units

George J. Sella, Jr.       9,000 Units (of which 4,000 are owned by the Sella
                           Foundation Trust)

John S. Chalsty            18,000 Units

Dave H. Williams           1,009,876 Units (of which 160,000 are owned by his
                           spouse, Reba Williams); 759,036 Alliance Capital
                           Units

Henri de Castries          2,000 Units

Denis Duverne              2,000 Units

Stanley B. Tulin           4,000 Units

Michael Hegarty            no Units; 18,000 Alliance Capital units

         Other than as described above and in Item 4 above, none of the Reporting Persons beneficially owns any Units or Alliance Capital Units or options or other rights to acquire Units or Alliance Capital Units presently or within 60 days and, to the knowledge of the Reporting Persons, none of the natural persons listed in Exhibits 1 through 13 hereto beneficially owns any Units or options and other rights to acquire Units within 60 days.

         (c) Other than as described in the next sentence, during the 60 days preceding the filing of this Amendment, no transactions in Units of the issuer were made by the Reporting Persons, or, to the knowledge of the Reporting Persons, any natural person named in Exhibits 1 through 13 hereto. On June 13, 2000, the Sella Foundation Trust (in which Mr. Sella shares voting power with his spouse) sold 1,000 Units at a price of $48.06 per Unit sold in an open market transaction. On June 20, 2000, AXF entered into the Financing Agreement, and as described in Item 4 of the Schedule 13D, on June 21, 2000, AXF purchased 32,619,775 Alliance Capital Units pursuant to the Financing Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by inserting the following paragraph of text after the first full paragraph of text thereof:

         In connection with the Acquisition, AXA entered into the following agreements described in more detail in Item 4 above: (1) the Financing Agreement, (2) the Promissory Note, (3) the Purchase Agreement, and (4) the Letter Agreement. A copy of the Financing Agreement is included as Exhibit 20, a copy of the Promissory Note is included as Exhibit 21, a copy of the Purchase Agreement is included as Exhibit 22, and a copy of the Letter Agreement is included as Exhibit 23.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Information with respect to Members of the Management Board, Supervisory Board and Executive Officers of AXA

Exhibit 2 Information with respect to Executive Officers of Finaxa and Members of Finaxa's Conseil d'Administration

Exhibit 3 Information with respect to Executive Officers of AXA Assurances I.A.R.D. Mutuelle and Members of AXA Assurances I.A.R.D. Mutuelle's Conseil d'Administration

Exhibit 4 Information with respect to Executive Officers of AXA Assurances Vie Mutuelle and Members of AXA Assurances Vie Mutuelle's Conseil d'Administration

Exhibit 5 Information with respect to Executive Officers of AXA Courtage Assurance Mutuelle and Members of AXA Courtage Assurance Mutuelle's Conseil d'Administration

Exhibit 6 Information with respect to Executive Officers of AXA Conseil Vie Assurance Mutuelle and Members of AXA Conseil Vie Assurance Mutuelle's Conseil d'Administration

Exhibit 7         Intentionally omitted since Alpha Assurances I.A.R.D.
                  Mutuelle was merged into Alpha Assurances Vie Mutuelle (now known as AXA Conseil Vie Assurance Mutuelle)

Exhibit 8 Information with respect to the Executive Officers and Directors of AXA Financial, Inc. (which is the sole member of AXA Client Solutions, LLC)

Exhibit 9 Information with respect to the Executive Officers and Directors of The Equitable Life Assurance Society of the United States (which is the sole member of Equitable Holdings, LLC)

Exhibit 10 Intentionally omitted since Equitable Holding Corporation has merged into Equitable Holdings, LLC, whose sole member is The Equitable Life Assurance Society of the United States

Exhibit 11 Intentionally omitted since Equitable Investment Corporation has merged into Equitable Holdings, LLC, whose sole member is The Equitable Life Assurance Society of the United States

Exhibit 12 Information with respect to the Executive Officers and Directors of ACMC, Inc.

Exhibit 13 Intentionally omitted since Equitable Capital Management Corporation has merged into ECMC, LLC, whose sole member is Equitable Holdings, LLC.

Exhibit 14 Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 17 of the Schedule 13D filed on August 4, 1992)

Exhibit 15 Powers of Attorney with respect to the Schedule 13D (incorporated by reference to Exhibit 15 filed with Amendment No. 3 to the Schedule 13D filed on October 22, 1996)

Exhibit 16        Amended and Restated Transfer Agreement dated as of
                  February 23, 1993, as amended and restated on May 28, 1993 (incorporated by reference to Exhibit 19 filed with Amendment No. 1 to the Schedule 13D filed on July 29, 1993)

Exhibit 17 Press Release, dated October 29, 1999, of Alliance Capital Management L.P. (incorporated by reference to Exhibit 17 filed with Amendment 7 to Schedule 13D filed on October 29, 1999)

Exhibit 18 Form of Exchange Agreement, dated as of April 8, 1999, among The Equitable Life Assurance Society of the United States, Alliance Capital Management L.P. and Alliance Capital Management L.P. II (incorporated by reference to Exhibit 18 filed with Amendment No. 6 to the Schedule 13 D filed on April 9, 1999)

Exhibit 19        Agreement and Plan of Reorganization, dated as of August
                  20, 1999, among The Equitable Life Assurance Society of the United States, Alliance Capital Management L.P., Alliance Capital Management L.P. II and Alliance Capital Management Corporation (incorporated by reference to Exhibit 99.1 filed with Alliance's Form 8-K filed on November 3, 1999)

Exhibit 20 Financing Agreement, dated as of June 20, 2000, between AXF and Alliance Capital

Exhibit 21 Promissory Note, dated June 21, 2000, issued by AXF to Bank of America, N.A.

Exhibit 22 Purchase Agreement, dated as of June 20, 2000, between AXF, Alliance Capital and SCB

Exhibit 23        Letter Agreement, dated June 20, 2000, between AXF and SCB

Exhibit 24 Press Release, dated June 20, 2000, of Alliance (incorporated by reference to Exhibit 99.1 filed with Alliance's Form 8-K filed on June 21, 2000)

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: June 22, 2000                       AXA
                                          FINAXA
                                          AXA ASSURANCES I.A.R.D. MUTUELLE
                                          AXA ASSURANCES VIE MUTUELLE
                                          AXA COURTAGE ASSURANCE MUTUELLE
                                          AXA CONSEIL VIE ASSURANCE MUTUELLE
                                          CLAUDE BEBEAR, PATRICE GARNIER
                                              AND HENRI DE CLERMONT-TONNERRE,
                                             AS AXA VOTING TRUSTEES UNDER THE
                                              VOTING TRUST AGREEMENT

                                          By  /s/ Alvin H.  Fenichel
                                          ------------------------------------
                                                        Signature

                                          Alvin H.  Fenichel, Attorney-in-Fact
                                          ------------------------------------
                                                        Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 22, 2000                AXA FINANCIAL, INC.

                                   By:        /s/ Alvin H.  Fenichel
                                            ------------------------
                                   Name:    Alvin H. Fenichel
                                   Title:   Senior Vice President and Controller

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 22, 2000                AXA CLIENT SOLUTIONS, LLC


                                   By:        /s/ Alvin H.  Fenichel
                                            ------------------------
                                   Name:    Alvin H.  Fenichel
                                   Title:   Senior Vice President and Controller

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 22, 2000                THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE
                                   UNITED STATES


                                   By:        /s/ Alvin H.  Fenichel
                                            ------------------------
                                   Name:    Alvin H. Fenichel
                                   Title:   Senior Vice President and Controller

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 22, 2000               EQUITABLE HOLDINGS, LLC


                                  By:  /s/Alvin H. Fenichel
                                       --------------------
                                  Name:    Alvin H. Fenichel
                                  Title:   Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 22, 2000                 ACMC, INC.


                                    By:      /s/Kevin R. Byrne
                                             ------------------
                                    Name:    Kevin R. Byrne
                                    Title:   Senior Vice President and
                                             Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: June 22, 2000                ECMC, LLC


                                   By:      /s/Alvin H. Fenichel
                                            --------------------
                                   Name:    Alvin H. Fenichel
                                   Title:   Authorized Signatory

                                                                       EXHIBIT 1

             MEMBERS OF THE MANAGEMENT BOARD, THE SUPERVISORY BOARD
                           AND THE EXECUTIVE OFFICERS
                                       OF
                                       AXA

         The names of the Members of the Management Board, the Supervisory Board and the Executive Officers of AXA and their business addresses and principal occupations are set forth below. If no address is given, the Member's business is that of AXA 25, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA and each individual is a citizen of the Republic of France.

                            Members of the Management Board

Name, Business Address                                      Present Principal Occupation
----------------------                                      ------------------------------
Henri de Castries                                           Chairman of the Management Board

Edward Miller                                               Vice Chairman of the Management Board; President and
1290 Avenue of the Americas                                 Chief Executive Officer, AXA Financial; Chairman &
New York, NY  10104                                         Chief Executive Officer, The Equitable Life Assurance
                                                            Society of the United States

Claude Tendil                                               Vice Chairman of the Management Board;
                                                            Chairman and Chief Executive Officer of the French
                                                            Insurance Companies

Gerard de La Martiniere                                     Group Executive President Finance, Control and Strategy


Francoise Colloc'h                                          Group Executive President, Human Resources,
                                                            Communications and Synergies

                             Members of the Supervisory Board

Name, Business Address                                      Present Principal Occupation
---------------------                                       -----------------------------
Antoine Bernheim                                            General Partner of Lazard Freres (investment banking)
Lazard Freres
121, Bd Haussmann
75008 PARIS

Claude Bebear                                               Chairman of the Supervisory Board

Name, Business Address                                      Present Principal Occupation
----------------------                                      ------------------------------

Jacques Calvet                                              Vice Chairman of the Supervisory Board of
7, rue de Tilsitt                                           Galeries Lafayette (commerce)
75017 PARIS

Henri de Clermont-Tonnerre                                  Chairman of the Supervisory Board of Qualis SCA
ERSA                                                        (transportation)
90, rue de Miromesnil
75008 PARIS

David Dautresme                                             General Partner of Lazard Freres (investment banking)
Lazard Freres
121, boulevard Haussmann
75008 PARIS

Jean-Rene Fourtou                                           Vice Chairman of the Management Board of Aventis
Aventis                                                     (manufacturer of chemicals and agricultural products)
67000 Strasbourg

Michel Francois-Poncet                                      Director of BNP Paribas (financial services and
BNP Paribas                                                 banking)
3, rue d'Antin
75002 PARIS

Patrice Garnier                                             Retired

Anthony J. Hamilton(1)                                      General Partner of Fox-Pitt, Kelton, Ltd. (investment
Fox-Pitt, Kelton Group Ltd.                                 banking firm)
35 Wilson Street
London EC2M 2SJ
ENGLAND

Henri Hottinguer(2)                                         Chairman of the Supervisory Board of Credit Suisse
Credit Suisse Hottinguer Paris                              Hottinguer Paris
43, rue Taitbout
75009 PARIS

Richard Jenrette(3)                                         Senior advisor of Donaldson, Lufkin & Jenrette
DLJ                                                         (investment banking)
277 Park Avenue
NEW YORK, NY 10172 - USA


---------------------------
(1) Citizen of United Kingdom
(2) Citizen of Switzerland
(3) Citizen of the United States of America


Name, Business Address                                      Present Principal Occupation
----------------------                                      ------------------------------

Henri Lachmann                                              Chairman and Chief Executive Officer of Schneider
SCHNEIDER Electric                                          Electric (electric equipment)
64-70, Av. Jean-Baptiste Clement
92646 BOULOGNE
CEDEX

Gerard Mestrallet                                           Chairman and Chief Executive Officer of Suez Lyonnaise
Suez - Lyonnaise des Eaux                                   des Eaux (finance)
1, rue d'Astorg
75008 PARIS

Friedel Neuber                                              Chairman of the Supervisory Board of Preussag AG
Westdeutsche Landesbank Gironzentrale                       (industry)
Herzogstrasse 15
D-40217
DUSSELDORF
GERMANY

Alfred von Oppenheim                                        Chairman of the Supervisory Board of SAL Oppenheim Jr.
SAL OPPENHEIM Jr. & Cie                                     & Cie
Unter Sachsenhausen 4
50667 KOLN
("llemagne)

Michel Pebereau                                             Chairman and Chief Executive Officer of B.N P. Paribas
B.N.P. Paribas                                              (banking)
16, boulevard des Italiens
75002 PARIS

Didier Pineau-Valencienne                                   Honorary Chairman of Schneider Electric (electric
64, rue de Miromesnil                                       equipment)
75008 Paris, France

Bruno Roger                                                 Senior Manager of Lazard Freres (investment banking)
Lazard Freres
121, boulevard Haussman
75008 PARIS

                                            Executive Officers

Name, Business Address                                      Present Principal Occupation
----------------------                                      ----------------------------
Jean-Luc Bertozzi                                           Executive Officer of AXA France Assurances
Tour AXA
1, place des Saisons
92083 PARIS LA DEFENSE



Name, Business Address                                      Present Principal Occupation
----------------------                                      ------------------------------

Donald Brydon(4)                                            Chief Executive of AXA Investment Managers Europe
AXA Investment Managers
60 Gracechurch Street
London EC3V 0HR
U.K.

Henri de Castries                                           Chairman of the Management Board of AXA

Francoise Colloc'h                                          Member of the Management Board;
                                                            Group Executive President
                                                            Human Resources, Communications and Synergies

Michael Hegarty(5)                                          Senior Vice Chairman and Chief Operating Officer of
AXA Financial, Inc.                                         AXA Financial, Inc.; President and Chief Operating
1290 Avenue of the Americas                                 Officer of The Equitable Life Assurance Society of the
New York, NY 10104                                          United States
USA

Claus-Michael Dill(6)                                       Chairman of the Management Board of AXA Colonia
AXA Colonia Konzern                                         Konzern AG
Gereondriesch 9-11
50670 Koln
Germany

Gerard de La Martiniere                                     Member of the Management Board; Group Executive
                                                            President Finance, Control and Strategy

Edward Miller(7)                                            Vice Chairman of the Management Board; President and
AXA Financial, Inc.                                         Chief Executive Officer of AXA Financial, Inc.;
1290 Avenue of the Americas                                 Chairman and Chief Executive Officer of The Equitable
New York, NY 10104                                          Life Assurance Society of the United States
USA

------------------------
(4) Citizen of the United Kingdom
(5) Citizen of the United States of America
(6) Citizen of Germany
(7) Citizen of the United States of America



Name, Business Address                                      Present Principal Occupation
----------------------                                      ----------------------------

Jean-Marie Nessi                                            Chairman and Chief Executive Officer of AXA Reassurance
AXA Re
39, rue de colisee
75008 PARIS

Michel Pinault                                              Head of Asia-Pacific Business Unit



Name, Business Address                                      Present Principal Occupation
----------------------                                      ------------------------------

Claude Tendil                                               Vice Chairman of the Management Board;
                                                            Chairman and Chief Executive Officer of the French
                                                            Insurance Companies

Mark Wood                                                   Managing Director of Sun Life & Provincial Holdings
SLPH                                                        (insurance)
107 Cheapside
London EC2V 6DU
U.K.

Alfred Bouckaert(8)                                         Chief Executive Officer of AXA Royale Belge
25 boulevard du Souverain
1170 Bruxelles
Belgium


Claude Cargou                                               Chief Information Officer

Denis Duverne                                               Group Executive Vice President Finance, Control and
                                                            Strategy

Les Owen(9)                                                 Managing Director of AXA Asia Pacific Holdings
AXA Asia Pacific Holdings
447 Collins Street
Melbourne - Victoria 3000
Australia

Patrick Thourot                                             Chief of the Central Actuarial Department



----------------------------
(8) Citizen of Belgium
(9) Citizen of the United Kingdom


                                                                      EXHIBIT 2

                             EXECUTIVE OFFICERS AND
                     MEMBERS OF THE CONSEIL D'ADMINISTRATION
                                       OF
                                     FINAXA

The names of the Members of the Conseil d'Administration and of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.

Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------
*Claude Bebear                                                  Chairman and Chief Executive Officer;
 AXA                                                            Chairman of the Supervisory Board of AXA
 25, avenue Matignon
 75008 PARIS

*Henri de Castries                                              Chairman of the Management Board of AXA
 AXA
 25, avenue Matignon
 75008 PARIS

*Henri de Clermont-Tonnerre                                     Chairman of the Supervisory Board of
 ERSA                                                           Qualis SCA (transportation)
 90, rue de Miromesnil
 75008 PARIS

*Jean-Rene Fourtou                                              Vice Chairman of the Management Board of
 Permanent representative of AXA ASSURANCES                     Aventis (manufacturer of chemicals and
 I.A.R.D. MUTUELLE                                              agricultural products)
 Aventis
 67000 Strasbourg

*Patrice Garnier                                                Retired

*Henri Hottinguer(1)                                            Chairman of the Supervisory Board of
 Credit Suisse Paris                                            Credit Suisse Hottinguer Paris (banking)
 HOTTINGUER
 43, rue Taitbout
 75009 PARIS



-------------------------
(1) Citizen of Switzerland


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------
*Paul Hottinguer(2)                                             Chairman of Financiere Hottinguer
 Financiere                                                     (banking)
 HOTTINGUER
 43, rue Taitbout
 75009 PARIS

*Henri Lachmann                                                 Chairman and Chief Executive Officer of
 SCHNEIDER                                                      Schneider Electric (electric equipment)
 64-70, Av. Jean-Baptiste Clement
 92646 BOULOGNE CEDEX

*Michel Francois Poncet                                         Director of BNP Paribas (banking)
 BNP PARIBAS
 3, Rue d'Antin
 75002 PARIS

*Christian Manset                                               Chairman and Chief Executive Officer of
 7, rue Meryerbeer                                              Compagnie Financiere Ottomane
 75009 PARIS

*Emilio de Ybarra                                               Chairman and Chief Executive Officer of
 BBV                                                            BANCO BILBAO VIZCAYA (banking)
 Paseo de la
 Castellana, 81
 28046 MADRID
 ESPAGNE

*Gerard de La Martiniere                                        Chief Executive Officer;
 AXA                                                            Member of the Management Board of AXA
 25, avenue Matignon
 75008 PARIS



------------------------
*  Member, Conseil d'Administration







------------------------
(2) Citizen of Switzerland



                                                                      EXHIBIT 3

                             EXECUTIVE OFFICERS AND
                     MEMBERS OF THE CONSEIL D'ADMINISTRATION
                                       OF
                         AXA ASSURANCES I.A.R.D. MUTUELLE

         The names of the Members of the Conseil d'Administration and of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

*Claude Bebear                                                  Chairman;
 AXA                                                            Chairman of the Supervisory Board of AXA
 25, avenue Matignon
 75008 PARIS

*Henri Lachmann                                                 Vice President;
 SCHNEIDER Electric                                             Chairman and Chief Executive Officer of Schneider
 64-70, Av. Jean-Baptiste Clement                               Electric (electric equipment)
 92646 BOULOGNE CEDEX

*Claude Tendil                                                  Vice Chairman of the Management Board of AXA;
 AXA                                                            Chairman and Chief Executive Officer - French
 25, avenue Matignon                                            Insurance companies
 75008 PARIS

*Francois Pierson                                               Executive Officer of AXA France Assurances
 Tour AXA
 1, place des Saisons
 92083 PARIS LA DEFENSE

*Henri de Castries                                              Chairman of the Management Board of AXA
 AXA
 25, avenue Matignon
 75008 PARIS

*Jean-Rene Fourtou                                              Vice Chairman of the Management Board of Aventis
 Aventis                                                        (manufacturer of chemicals and agricultural
 67000 Strasbourg                                               products)

*Francois Richer                                                Retired

*Georges Rousseau                                               Retired


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

*Francis Vaudour                                                Retired

*Jean-Pierre Chaffin Representing ASSSE                         Chairman
 Federation de la Metallurgie CFE-CGC
 5, rue La Bruyere
 75009 PARIS

*Jean de Ribes                                                  Manager
 Fortuny Fortune
 Conseil
 5 avenue Percier
 75008 PARIS

*Octave Manset                                                  Communication Manager BMW France
 BMW France                                                     (auto manufacturer)
 78886 St. Quentin en Yuelynes

*Pierre de Waziero                                              Companies Manager (services)
 Societe Gramont
 25 rue Sainte Lucie
 75018 Paris, FRANCE



--------------------
*  Member, Conseil d'Administration

                                                                       EXHIBIT 4

                             EXECUTIVE OFFICERS AND
                     MEMBERS OF THE CONSEIL D'ADMINISTRATION
                                       OF
                           AXA ASSURANCES VIE MUTUELLE



         The names of the Members of the Conseil d'Administration and of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

*Claude Bebear                                                  Chairman;
 AXA                                                            Chairman of the Supervisory Board of AXA
 25, avenue Matignon
 75008 PARIS

*Henri Lachman                                                  Vice President;
 SCHNEIDER Electric                                             Chairman and Chief Executive Officer of Schneider
 64-70, Av. Jean-Baptiste Clement                               Electric (electric equipment)
 92646 BOULOGNE CEDEX

*Claude Tendil                                                  Vice Chairman of the Management Board of AXA;
 AXA                                                            Chairman and Chief Executive Officer - French
 25, avenue Matignon                                            Insurance companies
 75008 PARIS

 Francois Pierson                                               Executive Officer of AXA France Assurances
 Tour AXA
 1, place des Saisons
 92083 PARIS LA DEFENSE

*Henri de Castries                                              Chairman of the Management Board of AXA
 AXA
 25, avenue Matignon
 75008 PARIS

*Jean-Rene Fourtou                                              Vice Chairman of the Management Board of Aventis
 Aventis                                                        (manufacturer of chemicals and agricultural
 6700 Strasbourg                                                products)


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------


*Henri de Clermont-Tonnerre                                     Chairman of the Supervisory Board of
 ERSA                                                           Qualis SCA (transportation)
 90, rue de Miromesnil
 75008 PARIS

*Francois Richer                                                Retired

*Georges Rousseau                                               Retired

*Jean-Pierre Chaffin representing ASSSE                         Chairman
 Federation de la Metallurgie CFE-CGC
 5, rue La Bruyere
 75009 PARIS

*Jean de Ribes                                                  Manager
 Fortuny Fortune
 Conseil
 5 avenue Percier
 75008 PARIS

*Octave Manset                                                  Communication Manager, BMW
 BMW France                                                     France (auto manufacturer)
 78886 St. Quentin en Yuelynes

*Pierre de Waziero                                              Companies Manager (services)
 Societe Gramont
 25 rue Sainte Lucie
 75018 Paris, FRANCE


--------------------
*   Member, Conseil d'Administration

                                                                       EXHIBIT 5

                             EXECUTIVE OFFICERS AND
                     MEMBERS OF THE CONSEIL D'ADMINISTRATION
                                       OF
                         AXA COURTAGE ASSURANCE MUTUELLE

         The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Courtage Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Courtage Assurance Mutuelle at 26, rue de Louis-le-Grand, 75002 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Courtage Assurance Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

*Claude Bebear                                                  Chairman;
 AXA                                                            Chairman of the Supervisory Board of AXA
 25, avenue Matignon
 75008 PARIS

*Henri Lachmann                                                 Vice President;
 SCHNEIDER Electric                                             Chairman and Chief Executive Officer of Schneider
 64-70, Av. Jean-Baptiste Clement                               Electric (electric equipment)
 92646 BOULOGNE CEDEX

*Claude Tendil                                                  Vice Chairman of the Management Board of AXA;
 AXA                                                            Chairman and Chief Executive Officer - French
 25, avenue Matignon                                            Insurance companies
 75008 PARIS

 Jacques Deparis                                                Executive Officer of AXA Courtage I.A.R.D. and AXA
 AXA Courtage                                                   Collectives
 26, rue Louis le Grand
 75002 PARIS

*Henri de Castries                                              Chairman of the Management Board of AXA
 AXA
 25, avenue Matignon
 75008 PARIS

*Jean-Rene Fourtou                                              Vice Chairman of the Management Board of Aventis
 Aventis                                                        (manufacturer of chemicals and agricultural
 67000 Strasbourg                                               products)

*Patrice Garnier                                                Retired


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

*Francis Cordier                                                Retired

*Georges Rousseau                                               Retired

*Gerard Coutelle                                                Retired

*Jean-Pierre Chaffin Representing ASSSE                         Chairman
 Federation de la Metallurgie CFE-CGC
 5, rue La Bruyere
 75009 PARIS

*Jean de Ribes                                                  Manager
 Fortuny Fortune
 Conseil
 5 avenue Percier
 75008 PARIS

*Pierre de Waziero                                              Companies Manager (services)
 Societe Gramont
 25 rue Sainte Lucie
 75018 Paris, FRANCE


--------------------
*   Member, Conseil d'Administration

                                                                       EXHIBIT 6

                             EXECUTIVE OFFICERS AND
                     MEMBERS OF THE CONSEIL D'ADMINISTRATION
                                       OF
                       AXA CONSEIL VIE ASSURANCE MUTUELLE

         The names of the Members of Conseil d'Administration and of the Executive Officers of AXA Conseil Vie Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Conseil Vie Assurance Mutuelle at Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Conseil Vie Assurance Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

*Claude Bebear                                                  Chairman;
 AXA                                                            Chairman of the Supervisory Board of AXA
 25, avenue Matignon
 75008 PARIS

*Henri Lachmann                                                 Vice President;
 SCHNEIDER Electric                                             Chairman and Chief Executive Officer of Schneider
 64-70, Av. Jean-Baptiste Clement                               Electric (electric equipment)
 92646 BOULOGNE CEDEX

*Claude Tendil                                                  Vice Chairman of the Management Board of AXA;
 AXA                                                            Chairman and Chief Executive Officer - French
 25, avenue Matignon                                            Insurance companies
 75008 PARIS

 Francois Pierson                                               Executive Officer of AXA Conseil Vie and AXA
 AXA Conseil                                                    Conseil I.A.R.D.
 21, rue de Chateaudun
 75009 PARIS

*Henri de Castries                                              Chairman of the Management Board of AXA
 AXA
 25, avenue Matignon
 75008 PARIS

*Jean-Rene Fourtou                                              Vice Chairman of the Management Board of Aventis
 Aventis                                                        (manufacturer of chemicals and agricultural
 67000 Strasbourg                                               products)

*Patrice Garnier                                                Retired


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

*Francois Cordier                                               Retired

*Francis Vaudour                                                Retired

*Henri de Clermont-Tonnerre                                     Chairman of the Supervisory Board of Qualis SCA
 ERSA                                                           (transportation)
 90 rue de Miromesnil
 75008 PARIS

*Jean de Ribes                                                  Manager
 Fortuny Fortune
 Conseil
 5 avenue Percier
 75008 PARIS

*Octave Manset                                                  Communication Manager BMW, France (auto
 BMW France                                                     manufacturer)
 78886 St. Quentin en Yuelynes

*Pierre de Waziero                                              Companies Manager (services)
 Societe Gramont
 25 rue Sainte Lucie
 75018 Paris, FRANCE


--------------------
*   Member, Conseil d'Administration

                                                                       EXHIBIT 8

                        Executive Officers and Directors
                                       of
                               AXA Financial, Inc.

         The names of the Directors and the names and titles of the Executive Officers of AXA Financial, Inc. (formerly known as The Equitable Companies Incorporated), which is the sole member of AXA Client Solutions, LLC ("AXF"), and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of AXF at 1290 Avenue of the Americas, New York, New York 10104. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXF and each individual is a United States citizen.

Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

*Claude Bebear (1)                                              Chairman of the Supervisory Board, AXA
 AXA
 25, avenue Matignon
 75008 Paris, France

*John S. Chalsty                                                Chairman of the Board, Donaldson, Lufkin &
 Donaldson, Lufkin & Jenrette, Inc.                             Jenrette, Inc. (investment banking)
 277 Park Avenue
 New York, NY  10172

*Francoise Colloc'h (1)                                         Member of the AXA Management Board and Group
 AXA                                                            Executive President, AXA
 23, avenue Matignon
 75008 Paris, France

*Henri de Castries (1)                                          Chairman of the Board; Chairman of the Management
 AXA                                                            Board, AXA
 23, avenue Matignon
 75008 Paris, France

 Claus-Michael Dill                                             Chairman of the Management Board
 Gereonsdriesch 9-11                                            AXA Colonia Konzern AG
 Postfach 10-07-26
 50447 Cologne, Germany

*Joseph L. Dionne                                               Retired Chairman of the Board and Chief Executive
 The McGraw-Hill Companies                                      Officer, The McGraw Hill Companies (publishing)
 1221 Avenue of the Americas
 New York, NY  10020

*Jean-Rene Fourtou (1)                                          Vice Chairman of the Management Board, Aventis
 Rhone-Poulenc S.A.
 25 Quai Paul Doumer
 92408 Courbevoie Cedex,
 France


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

 Robert E. Garber                                               Executive Vice President and General Counsel;
                                                                Executive Vice President and Chief Legal Officer
                                                                of The Equitable Life Assurance Society of the
                                                                United States

*Donald J. Greene, Esq.                                         Of Counsel, LeBoeuf, Lamb, Greene & MacRae (law
 LeBoeuf, Lamb, Greene & MacRae                                 firm)
 125 West 55th Street
 New York, NY  10019

*Anthony J. Hamilton (2)                                        Group Chairman and Chief Executive of Fox-Pitt,
 Fox-Pitt, Kelton Group Limited                                 Kelton Group Limited (investment banking firm)
 35 Wilson Street
 London, England  EC2M 2SJ

*John T. Hartley                                                Director and retired Chairman and Chief Executive
 Harris Corporation                                             Officer of Harris Corporation
 1025 NASA Boulevard                                            (manufacturer of electronic, telephone and copying
 Melbourne, FL  32919                                           systems)

*John H. F. Haskell, Jr.                                        Senior Advisor of Warburg Dillon Read LLC
 Warburg Dillon Read LLC                                        (investment banking)
 299 Park Avenue
 New York, NY  10171

*Michael Hegarty                                                Senior Vice Chairman and Chief Operating Officer;
                                                                President and Chief Operating Officer of The
                                                                Equitable Life Assurance Society of the United
                                                                States

*Nina Henderson                                                 Corporate Vice President of Bestfoods
 Bestfoods Grocery                                              (food manufacturer)
 700 Sylvan Avenue
 Englewood Cliffs, NJ  07632

*W. Edwin Jarmain (3)                                           President of Jarmain Group Inc. (private
 Jarmain Group Inc.                                             investment holding company)
 121 King Street West
 Suite 2525, Box 36
 Toronto, Ontario M5H 3T9
 Canada

*Edward D. Miller                                               President and Chief Executive Officer; Chairman
                                                                and Chief Executive Officer of The Equitable Life
                                                                Assurance Society of the United States



Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

 Peter D. Noris                                                 Executive Vice President and Chief Investment
                                                                Officer; Executive Vice President and Chief
                                                                Investment Officer of The Equitable Life Assurance
                                                                Society of the United States

*Didier Pineau-Valencienne (1)                                  Vice Chairman of Credit Suisse First Boston
 64, rue de Miromesnil                                          (investment banking); Honorary Chairman, Schneider
 75008 Paris, France                                            and Square D

*George J. Sella, Jr.                                           Retired Chairman and Chief Executive Officer,
 American Cyanamid Company                                      American Cyanamid Company (manufacturer of
 P.O. Box 397                                                   pharmaceutical products and agricultural
 Newton, NJ  07860                                              herbicides and pesticides)

 Jose Suquet                                                    Senior Executive Vice President; Senior Executive
                                                                Vice President and Chief Distribution Officer of
                                                                The Equitable Life Assurance Society of the United
                                                                States

*Peter J. Tobin                                                 Dean, Peter J. Tobin College of Business
 8000 Utopia Parkway                                            Administration, St. John's University
 College of Business Administration
 Bent Hall
 Jamaica, NY 11439

 Stanley B. Tulin                                               Vice Chairman & Chief Financial Officer; Vice
                                                                Chairman of the Board and Chief Financial Officer
                                                                of The Equitable Life Assurance Society of the
                                                                United States

 Gregory G. Wilcox                                              Executive Vice President; Executive Vice
                                                                President, Equitable Life

*Dave H. Williams                                               Chairman of Alliance Capital Management Corporation
 Alliance Capital Management Corporation
 1345 Avenue of the Americas
 New York, NY  10105


--------------------
*   Director
    (1)  Citizen of the Republic of France
    (2)  Citizen of the United Kingdom
    (3)  Citizen of Canada

                                                                       EXHIBIT 9

                        Executive Officers and Directors
                                       of
            The Equitable Life Assurance Society of the United States

         The names of the Directors and the names and titles of the Executive Officers of The Equitable Life Assurance Society of the United States ("Equitable"), which is the sole member of Equitable Holdings, LLC, and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Equitable at 1290 Avenue of the Americas, New York, New York 10104. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Equitable and each individual is a United States citizen.


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

 Leon B. Billis                                                 Executive Vice President and Chief Information
                                                                Officer

 Derry E. Bishop                                                Executive Vice President and Chief of Retail
                                                                Distribution

 Robert T. Brockbank                                            Executive Vice President and AXA Group Deputy
                                                                Chief Information Officer

 John A. Caroselli                                              Executive Vice President

*Francoise Colloc'h (1)                                         Member of the AXA Management Board and Group
 AXA                                                            Executive President, AXA
 25, avenue Matignon
 75008 Paris, France

*Henri de Castries (1)                                          Chairman of the Board, AXA Financial, Inc.;
 AXA                                                            Chairman of the Management Board, AXA
 25, avenue Matignon
 75008 Paris, France

 Claus-Michael Dill                                             Chairman of the Management Board, AXA Colonia
 Gereonsdriesch 9-11                                            Konzern AG
 Postfach 10-07-26
 50447 Cologne, Germany

*Joseph L. Dionne                                               Retired Chairman of the Board and Chief Executive
 The McGraw-Hill Companies                                      Officer of The McGraw Hill Companies (publishing)
 1221 Avenue of the Americas
 New York, NY  10020


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

*Denis Duverne (1)                                              Executive Vice President, AXA
 AXA
 25, avenue Matignon
 75008 Paris, France

*Jean-Rene Fourtou (1)                                          Vice Chairman of the Management Board, Aventis
 Rhone-Poulenc S.A.                                             (manufacturer of chemicals and agricultural
 25 Quai Paul Doumer                                            products)
 92408 Courbevoie Cedex,
 France

*Norman C. Francis                                              President, Xavier University of Louisiana
 Xavier University of Louisiana
 7325 Palmetto Street
 New Orleans, LA  70125

 Robert E. Garber                                               Executive Vice President and Chief Legal Officer;
                                                                Executive Vice President and
                                                                General Counsel of AXA Financial, Inc.

*Donald J. Greene, Esq.                                         Of Counsel, LeBoeuf,
 LeBoeuf, Lamb, Greene & MacRae                                 Lamb, Greene & MacRae  (law firm)
 125 West 55th Street
 New York, NY  10019

*John T. Hartley                                                Director and retired Chairman and Chief Executive
 Harris Corporation                                             Officer of Harris Corporation (manufacturer of
 1025 NASA Boulevard                                            electronic, telephone and copying systems)
 Melbourne, FL  32919

*John H. F. Haskell, Jr.                                        Senior Advisor, Warburg Dillon Read LLC
 Warburg Dillon Read LLC                                        (investment banking firm)
 299 Park Avenue
 New York, NY  10171


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

*Michael Hegarty                                                President and Chief Operating
                                                                Officer; Senior Vice Chairman and Chief Operating
                                                                Officer of AXA Financial, Inc.

*Nina Henderson                                                 Corporate Vice President of Bestfoods
 Bestfoods Grocery                                              (food manufacturer)
 700 Sylvan Avenue
 Englewood Cliffs, NJ  07632

*W. Edwin Jarmain (2)                                           President of Jarmain Group Inc. (private
 Jarmain Group Inc.                                             investment holding company)
 121 King Street West
 Suite 2525; Box 36
 Toronto, Ontario  M5H3T9
 Canada

*George T. Lowy                                                 Partner, Cravath, Swaine & Moore (law firm)
 Cravath, Swaine & Moore
 825 Eighth Avenue
 New York, NY  10019

 Michael S. Martin                                              Executive Vice President, Client Relationship
                                                                Development

 Richard J. Matteis                                             Executive Vice President

*Edward D. Miller                                               Chairman and Chief Executive Officer; President
                                                                and Chief Executive Officer of AXA Financial, Inc.

 Peter D. Noris                                                 Executive Vice President and Chief
                                                                Investment Officer; Executive Vice
                                                                President and Chief Investment Officer of
                                                                AXA Financial, Inc.

 Brian S. O'Neil                                                Executive Vice President

*Didier Pineau-Valencienne (1)                                  Vice Chairman of Credit Suisse First Boston
 64, rue de Miromesnil                                          (investment banking); Honorary Chairman, Schneider
 75008 Paris, France                                            and Square D


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------

*George J. Sella, Jr.                                           Retired Chairman and Chief Executive
 American Cyanamid Company                                      Officer of American Cyanamid Company
 P.O. Box 397                                                   (manufacturer pharmaceutical products
 Newton, NJ  07860                                              and agricultural herbicides and pesticides)

 Jose Suquet                                                    Senior Executive Vice President and Chief
                                                                Distribution Officer; Senior Executive Vice
                                                                President of AXA Financial, Inc.

*Peter J. Tobin                                                 Dean of the Peter J. Tobin College of Business
 8000 Utopia Parkway                                            Administration, St. John's University
 College of Business Administration
 Bent Hall
 Jamaica, NY 11439

*Stanley B. Tulin                                               Vice Chairman of the Board and Chief Financial
                                                                Officer; Vice Chairman and Chief Financial Officer
                                                                of AXA Financial, Inc.

 Gregory G. Wilcox                                              Executive Vice President

*Dave H. Williams                                               Chairman of the Board of Alliance Capital
 Alliance Capital                                               Management Corporation
 1345 Avenue of the Americas
 New York, NY  10105

 R. Lee Wilson                                                  Executive Vice President

--------------------
*   Director
    (1)  Citizen of the Republic of France
    (2)  Citizen of Canada

                                                                      EXHIBIT 12

                        Executive Officers and Directors
                                       of
                                   ACMC, Inc.


         The names of the Directors and the names and titles of the Executive Officers of ACMC, Inc. and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of ACMC, Inc. at 1290 Avenue of the Americas, New York, New York, 10104. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ACMC, Inc. and each individual is a United States citizen.


Name, Business Address                                          Present Principal Occupation
----------------------                                          ----------------------------


*Kevin R. Byrne                                                 Senior Vice President and Chief Financial Officer;
                                                                Senior Vice President and Treasurer of The
                                                                Equitable Life Assurance Society of the United
                                                                States and AXA Financial, Inc.

*Michael Hegarty                                                President and Chief Operating Officer of The
                                                                Equitable Life Assurance Society of the United
                                                                States; Senior Vice Chairman and Chief Operating
                                                                Officer of AXA Financial, Inc.

*Edward D. Miller                                               Chairman and Chief Executive Officer of The
                                                                Equitable Life Assurance Society of the United
                                                                States; President and Chief Executive Officer of
                                                                AXA Financial, Inc.

*Stanley B. Tulin                                               Chairman, President and Chief Executive Officer;
                                                                Vice Chairman and Chief Financial Officer of The
                                                                Equitable Life Assurance Society of the United
                                                                States; Vice Chairman and Chief Financial Officer
                                                                of AXA Financial, Inc.

-----------------
*  Director

                                                                      EXHIBIT 20





                               FINANCING AGREEMENT

                                   dated as of

                                  June 20, 2000

                                     between

                             AXA FINANCIAL, INC. and

                        ALLIANCE CAPITAL MANAGEMENT L.P.

                        relating to the purchase and sale

                                       of

                          LIMITED PARTNERSHIP INTERESTS

                                       of

                        ALLIANCE CAPITAL MANAGEMENT L.P.

                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

                                    ARTICLE 1
                               ISSUE AND PURCHASE

SECTION 1.01.  Issue and Purchase.............................................1
SECTION 1.02.  Rights and Preferences of Buyer Units..........................2

                                    ARTICLE 2
                     REPRESENTATIONS AND WARRANTIES OF BUYER

SECTION 2.01.  Partnership Existence and Power................................2
SECTION 2.02.  Partnership Authorization......................................2
SECTION 2.03.  Governmental Authorization.....................................3
SECTION 2.04.  Noncontravention...............................................3

                                    ARTICLE 3
                 REPRESENTATIONS AND WARRANTIES OF AXA FINANCIAL

SECTION 3.01.  Corporate Existence and Power..................................3
SECTION 3.02.  Corporate Authorization........................................3
SECTION 3.03.  Governmental Authorization.....................................3
SECTION 3.04.  Noncontravention...............................................3

                                    ARTICLE 4
                                  MISCELLANEOUS

SECTION 4.01.  Notices........................................................4
SECTION 4.02.  Amendments and Waivers.........................................4
SECTION 4.03.  Expenses.......................................................4
SECTION 4.04.  Successors and Assigns.........................................5
SECTION 4.05.  Governing Law..................................................5
SECTION 4.06.  Jurisdiction...................................................5
SECTION 4.07.  WAIVER OF JURY TRIAL...........................................5
SECTION 4.08.  Entire Agreement...............................................5

                               FINANCING AGREEMENT

         AGREEMENT dated as of June 20, 2000, (the "AGREEMENT") between AXA Financial, Inc., a Delaware corporation ("AXA FINANCIAL"), and Alliance Capital Management L.P., a Delaware limited partnership ("BUYER").


                              W I T N E S S E T H :

         WHEREAS, Buyer desires to issue to AXA Financial, and AXA Financial desires to purchase from Buyer, limited partnership interests of Buyer, each limited partnership interest representing one unit interest in Buyer (collectively, the "BUYER UNITS"), upon the terms hereinafter set forth below;

         WHEREAS, concurrently with the execution and delivery of this Agreement, Alliance Capital Management Holding L.P., a Delaware limited partnership ("ALLIANCE HOLDING"), Buyer, Sanford C. Bernstein Inc, a Delaware corporation (the "SELLER") and Bernstein Technologies Inc., a California corporation ("BTI"), are entering into an Acquisition Agreement, dated the date hereof (the "Acquisition Agreement"), pursuant to which the parties thereto desire to effect the transactions described therein (the "ACQUISITION");

         WHEREAS, Buyer desires to use the proceeds received from the sale of Buyer Units hereunder, among other things, to finance the cash portion of the Acquisition;

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE 1
                               ISSUE AND PURCHASE

SECTION 1.01. Issue and Purchase. Pursuant to the terms of this Agreement, Buyer shall issue to AXA Financial, and AXA Financial shall purchase from Buyer, subject to the receipt by Buyer of the Assignment Determination required by Buyer's constituent documents (the "ASSIGNMENT DETERMINATION"), that number (rounded down to the nearest whole number) of Buyer Units (the "PURCHASED UNITS") equal to $1.6 billion (the "PURCHASE PRICE") divided by the Per Unit Purchase Price. The purchase price per Buyer Unit (the "PER UNIT PURCHASE PRICE") shall be determined in accordance with Section 4.02(e) of Buyer's Amended and Restated Agreement of Limited Partnership dated October 29, 1999. The Purchase Price for the Purchased Units hereunder shall be paid on June 21, 2000 (the "TRANSFER DATE"). On the Transfer Date:

                  (a) AXA Financial shall deliver to Buyer (or as Buyer may direct) the Purchase Price in immediately available funds by wire transfer to an account of Buyer (or such other person as Buyer may direct) with a bank in New York City designated by Buyer, by notice to AXA Financial.

                  (b) Buyer shall deliver to AXA Financial certificates for the Purchased Units registered in AXA Financial's name.

         SECTION 1.02. Rights and Preferences of Buyer Units. The Purchased Units issued by Buyer and purchased by AXA Financial hereunder shall have the same designation, preferences and relative participating, optional or other special rights, powers and duties as do existing limited partnership interests of Buyer. AXA Financial acknowledges that any distributions on the Purchased Units with respect to the quarter ending on June 30, 2000 will be pro rata based on the portion of such quarter that the Purchased Units are outstanding.

                                    ARTICLE 2
                     REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to AXA Financial as of the date hereof and as of the Transfer Date that:

         SECTION 2.01. Partnership Existence and Power. Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.

         SECTION 2.02. Partnership Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within Buyer's partnership powers and have been duly authorized by all necessary action on the part of Buyer. Buyer has received all legal opinions, other than the Assignment Determination, required by its constituent documents in respect of the transactions contemplated hereby. This Agreement constitutes a valid and binding agreement of Buyer.


                                       2

         SECTION 2.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency or official other than as have been obtained or made or as will be timely made.

         SECTION 2.04. Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not, upon receipt of the Assignment Determination, (i) violate the constituent documents of Buyer, (ii) violate any applicable law, rule, regulation, judgment, injunction, order or decree, or (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under, any provision of any agreement or other instrument binding upon Buyer.

                                    ARTICLE 3
                 REPRESENTATIONS AND WARRANTIES OF AXA FINANCIAL

         AXA Financial represents and warrants to Buyer as of the date hereof and as of the Transfer Date that:

         SECTION 3.01. Corporate Existence and Power. AXA Financial is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

         SECTION 3.02. Corporate Authorization. The execution, delivery and performance by AXA Financial of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of AXA Financial and have been duly authorized by all necessary corporate action on the part of AXA Financial. This Agreement constitutes a valid and binding agreement of AXA Financial.

         SECTION 3.03. Governmental Authorization. The execution, delivery and performance by AXA Financial of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any governmental body, agency or official other than as have been obtained or made or as will be timely made.

         SECTION 3.04. Noncontravention. The execution, delivery and performance by AXA Financial of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the constituent documents of AXA Financial or any of its subsidiaries, (ii) violate any applicable law, rule, regulation,


                                       3
judgment, injunction, order or decree, or (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of AXA Financial or any of its subsidiaries or to a loss of any benefit to which AXA Financial or any of its subsidiaries is entitled under, any provision of any agreement or other instrument binding upon AXA Financial or any of its subsidiaries.

                                    ARTICLE 4
                                  MISCELLANEOUS

         SECTION 4.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given: (a) if to AXA Financial, to AXA Financial, Inc., 1290 Avenue of the Americas, New York, New York 10104, Attention: General Counsel, Fax:
(212) 707-1935, with a copy to Debevoise & Plimpton, New York, New York 10022,
Attention: Michael W. Blair, Fax: 212-909-6836; and (b) if to Buyer, to Alliance Capital Management L.P., 1345 Avenue of the Americas, New York, New York 10105,
Attention: General Counsel, Fax: (212) 969-1334, with a copy to Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, 10017, Attention: Phillip R. Mills, Fax: (212) 450-4800. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

         SECTION 4.02. Amendments and Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

         SECTION 4.03. Expenses. Except as provided in the following sentence, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense. If Buyer receives any payment from Seller pursuant to Section 13.03 of the Acquisition Agreement or any other payment, reimbursement or settlement in connection with the termination of the Acquisition, Buyer shall reimburse AXA Financial on demand (by wire transfer of immediately available funds) for all


                                       4
reasonable out-of-pocket fees and expenses (including investment banking and legal fees and expenses) incurred in connection with this Agreement, the Acquisition Agreement and the transactions contemplated hereby and thereby; provided, however, that the aggregate amount payable by Buyer pursuant to this
Section 4.03 shall not exceed $2.0 million.

         SECTION 4.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

         SECTION 4.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

         SECTION 4.06. Jurisdiction. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 4.01 shall be deemed effective service of process on such party.

         SECTION 4.07. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

         SECTION 4.08. Entire Agreement. This Agreement supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.


                                       5

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                 AXA FINANCIAL, INC.


                                 By: /s/ Stanley B. Tulin
                                    --------------------------------------------
                                     Name:  Stanley B. Tulin
                                     Title: Vice Chairman and CFO





                                 ALLIANCE CAPITAL MANAGEMENT L.P.

                                 By: Alliance Capital Management Corporation,
                                     its General Partner


                                 By: /s/ John D. Carifa
                                    --------------------------------------------
                                     Name:  John D. Carifa
                                     Title: President and COO

                                                                      EXHIBIT 21


                                 PROMISSORY NOTE

$1,450,000,000    June 21, 2000

         On the Maturity Date, the undersigned, AXA FINANCIAL, INC., a Delaware corporation (the "Borrower"), for value received, promises to pay to the order of BANK OF AMERICA, N.A. (the "Bank") the principal sum of ONE BILLION FOUR HUNDRED FIFTY MILLION DOLLARS ($1,450,000,000).

         The Borrower further promises to pay to the order of the Bank interest on the aggregate outstanding principal amount hereof at the applicable rate and in the manner described below:

                  (a) any portion of the principal amount hereof which is being maintained as a Base Rate Advance (defined as an advance which bears interest determined with reference to the Base Rate) shall bear interest prior to maturity at a rate per annum equal to the Base Rate in effect from time to time;

                  (b) any portion of the principal amount hereof which is being maintained as a Eurodollar Advance (defined as an advance which bears interest determined with reference to the Interbank Rate (Reserve Adjusted) shall bear interest prior to maturity at a rate per annum equal to the Interbank Rate (Reserve Adjusted) as in effect with respect to the Interest Period applicable thereto, plus 0.30%; and

                  (c) any portion of the principal amount hereof which is being maintained as a Federal Funds Advance (defined as an advance which bears interest determined with reference to the Federal Funds Rate) shall bear interest prior to maturity at a rate per annum equal to the Federal Funds Rate as in effect from time to time plus 0.50%;

provided, however, that after maturity until paid, the unpaid principal amount hereof shall bear interest at a rate per annum equal to the sum of 2% plus the Base Rate in effect from time to time. Interest on each Base Rate Advance and Federal Funds Advance shall be payable on maturity. Prior to maturity, interest on each Eurodollar Advance shall be payable on the last day of each Interest Period with respect thereto and at maturity. After maturity, accrued interest shall be payable on demand. Other than calculations in respect of interest at the "prime rate" (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), interest shall be computed on the basis of a year consisting of 360 days and paid for actual days elapsed, calculated as to each Interest Period from and including the first day thereof to but excluding the last day thereof.

         The Borrower shall have the option of designating any portion (in a multiple of $500,000,000) of the principal amount hereof as a Base Rate Advance, Federal Funds Advance or a Eurodollar Advance (it being understood that if the Borrower selects a Eurodollar Advance, the Borrower must concurrently select the length of the Interest Period applicable thereto); provided that (i) the Borrower must give written notice of the designation of a Eurodollar Advance not later than 11:00 A.M., Charlotte time, at least three Banking Days prior to the first day of the Interest Period applicable thereto and (ii) there may not be more than three Interest

Periods in effect at any time for Eurodollar Advances. If prior to 11:00 a.m. Charlotte time three Banking Days before the end of any Interest Period for a Eurodollar Advance, the Borrower shall not have notified the Bank that all (or the relevant portion) of such Eurodollar Advance is to continue to be maintained as a Eurodollar Advance (along with a notification of the length of the next Interest Period applicable thereto) or converted into a Federal Funds Advance, the principal amount of such Eurodollar Advance (or the relevant portion thereof) hereof shall, at the end of such Interest Period, convert into a Base Rate Advance.

         For purposes of this Note, the following terms shall have the meanings indicated:

                  (A) "Banking Day" means any day on which the Bank is open for commercial banking business in Charlotte, North Carolina and, with respect to Eurodollar Advances, on which dealings may be carried on by the Bank in the interbank eurodollar market.

                  (B) "Eurocurrency Reserve Percentage" means, with respect to each Interest Period, a percentage equal to the daily average during such Interest Period of the percentages in effect on each day of such Interest Period, as prescribed by the Board of Governors of the Federal Reserve System (or any successor), for determining reserve requirements applicable to "Eurocurrency Liabilities" pursuant to Regulation D or any other then applicable regulation of the Board of Governors which prescribes reserve requirements applicable to "Eurocurrency Liabilities" as presently defined in Regulation D. For purposes of this Note, any Eurodollar Advance shall be deemed to be a "Eurocurrency Liability."

                  (C) "Interbank Rate" means, for such Interest Period:

                  (i) the rate per annum (carried out to the fifth decimal place) equal to the rate determined by the Bank to be the offered rate that appears on the page of the Telerate Screen that displays an average British Bankers Association Interest Settlement Rate for deposits in U.S. Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Banking Days prior to the first day of such Interest Period, or

                  (ii) in the event the rate referenced in the preceding subsection (a) does not appear on such page or service or such page or service shall cease to be available, the rate per annum (carried out to the fifth decimal place) equal to the rate determined by the Bank to be the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate for deposits in U.S. Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Banking Days prior to the first day of such Interest Period, or

                  (iii) in the event the rates referenced in the preceding subsections (i) and (ii) are not available, the rate per annum determined by the Bank as the rate of interest at





                                       2
         which U.S. Dollar deposits (for delivery on the first day of such Interest Period) in same day funds in the approximate amount of the applicable Eurodollar Loan and with a term equivalent to such Interest Period would be offered by its London Branch to major banks in the offshore U.S. Dollar market at their request at approximately 11:00 a.m. (London time) two Banking Days prior to the first day of such Interest Period.

                  (D) "Interbank Rate (Reserve Adjusted)" means, with respect to any Eurodollar Advance for any Interest Period, a rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) determined pursuant to the following formula:

                   Interbank Rate         =              Interbank Rate
                                                     ----------------------
                 (Reserve Adjusted)                  1-Eurocurrency Reserve
                                                           Percentage

                  (E) "Interest Period" means, with respect to any Eurodollar Advance, the period commencing on the date such Eurodollar Advance is borrowed or converted from a Base Rate Advance or Federal Funds Advance (or on the date of expiration of the immediately preceding Interest Period for such Eurodollar Advance) and ending one, two or three months thereafter, as selected by the Borrower in accordance with the terms hereof. Each Interest Period which would otherwise end on a day which is not a Banking Day shall end on the next succeeding Banking Day unless such next succeeding Banking Day is the first Banking Day of a calendar month, in which case it shall end on the next preceding Banking Day.

                  (F) "Base Rate" means a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate plus 1/2 of 1% and (b) the rate of interest in effect for such day as publicly announced from time to time by the Bank as its "prime rate." Such rate is a rate set by the Bank based upon various factors including Bank's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by the Bank shall take effect at the opening of business on the day specified in the public announcement of such change.

                  (G) "Federal Funds Rate" means, for any day, the rate per annum (rounded upwards to the nearest 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank on the Banking Day next succeeding such day; provided that (a) if such day is not a Banking Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Banking Day as so published on the next succeeding Banking Day, and (b) if no such rate is so published on such next succeeding Banking Day, the Federal Funds Rate for such day shall be the average rate charged to the Bank on such day on such transactions as determined by the Bank.





                                       3

                  (H)      "Maturity Date" means September 22, 2000.

                  (I) "Subsidiary" means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interest having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by Borrower.

                  (J) "Material Subsidiary" means The Equitable Life Assurance Society of the United States or Alliance Capital Management, L.P.

         All payments of principal of, or interest on, this Note shall be made in immediately available funds in lawful money of the United States of America at the Bank's principal office in Charlotte, North Carolina, prior to 12:30 p.m., Charlotte time, on the date due; and funds received after that time shall be deemed to have been received by the Bank on the next following Banking Day. Whenever any payment of interest or principal hereunder falls due on any day which is not a Banking Day, then such due date shall be extended to the next following Banking Day and, in the case of principal, additional interest shall accrue and be payable for the period of any such extension.

         The principal amount hereof may at the election of the Borrower be repaid, in whole or in part, at any time and from time to time prior to maturity; provided that Eurodollar Advances may not be prepaid prior to the end of any Interest Period applicable thereto unless the Borrower reimburses the Bank for its losses, costs and expenses incurred in connection therewith as set forth in the immediately succeeding paragraph.

         The Borrower agrees (i) to reimburse the Bank upon demand in the event any applicable law, rule or regulation shall impose, modify or deem applicable any tax, duty, reserve (including, without limitation, any imposed by the Board of Governors of the Federal Reserve System) or similar requirement against the Bank, its assets or any deposits or credit extended by the Bank or on the interbank eurodollar market and (ii) to indemnify the Bank against any loss, cost or expense which the Bank may sustain (a) as a consequence of any failure by the Borrower to make any payment when due of any amount due hereunder in connection with any Eurodollar Advance, (b) due to any failure of the Borrower to borrow, continue or convert an advance on a date specified therefor in a notice thereof given by the Borrower or (c) due to any payment or conversion of any Eurodollar Advance on a date other than the last day of the Interest Period for such Eurodollar Advance.

         The Advances shall be governed by and construed in accordance with the internal laws of the State of New York. Whenever possible, each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the





                                       4
extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

         The Borrower warrants and represents to the Bank that (a) the execution and delivery of this Note is within the powers of the Borrower and has been authorized by all necessary action on the part of the Borrower; (b) this Note has been duly executed and delivered on behalf of the Borrower and is the Borrower's legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors' rights and (ii) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or in law); and (c) the making and performance of this Note do not and will not violate or constitute a default under the articles of incorporation, bylaws or any other organizational document of the Borrower, any presently existing law, any presently existing requirement or restriction imposed by any judicial, arbitral or other governmental instrumentality or any agreement, instrument or indenture by which the Borrower or its property is bound. The Borrower warrants and represents that no governmental approval or filing with any governmental authority is required for the execution, delivery and performance of this Note by the Borrower that has not heretofore been obtained.

         The Borrower represents and warrants that the proceeds of the Advances will be invested in newly issued convertible preferred private units of Alliance Capital Management, L.P. Alliance Capital Management, L.P. will invest such proceeds in short term commercial paper with a remaining tenor of less than 100 days rated at least A-2 by Standard & Poor's Ratings Service ("S&P") or P-2 by Moody's Investors Service ("Moody's) and not used for any other purpose.

         Each of the following shall constitute an Event of Default hereunder:

                  (a) Nonpayment when due of any principal amount payable hereunder, or nonpayment when due of any interest payable hereunder, which nonpayment shall continue unremedied for five Banking Days;

                  (b) Breach of any covenant by the Borrower hereunder, which breach shall continue unremedied for 30 days;

                  (c) Any representation or warranty made by the Borrower hereunder shall be untrue or misleading in any material respect;

                  (d) The Borrower or any Material Subsidiary shall fail (i) to pay any principal or interest payment with respect to any indebtedness or any contingent obligation in an aggregate amount in excess of $25,000,000 of the Borrower or such Material Subsidiary when the same shall become due (whether by scheduled maturity, required repayment, acceleration, demand or otherwise), and such failure shall continue after any applicable grace period or (ii) to perform or observe any other condition or covenant, or any other event shall occur or condition exist, under any agreement or instrument relating to any





                                       5
         such indebtedness or contingent obligation if the effect of such failure, event or condition is to cause, or to permit the holder or holders of such indebtedness or contingent obligations or beneficiary or beneficiaries of such indebtedness or contingent obligations (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause such indebtedness to be declared to be due and payable prior to its stated maturity, or such contingent obligation to become payable or cash collateral in respect thereof to be demanded;

                  (e) One or more judgments, orders, decrees or arbitration awards is entered against the Borrower or any Subsidiary which does or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, assets, operations or prospects of the Borrower and its Subsidiaries taken as a whole, and there shall be any period of 10 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

                  (f) The Borrower or any Material Subsidiary shall

                      (i) become insolvent or generally fail to pay, or admit in writing its inability or unwillingness to pay, debts as they become due;

                      (ii) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law in respect of such Borrower or Material Subsidiary; or

                      (iii) take any action authorizing, or in furtherance of, any of the foregoing; or

                  (g) S&P or Moody's shall downgrade the senior, unsecured debt of the Borrower below A- or A3.

         Upon the occurrence and during the continuation of any Event of Default hereunder, the Bank may declare this Note to be due and payable and this Note shall become immediately due and payable without notice of any kind.

         The Borrower represents and warrants that not more than 25% of the assets of the Borrower constitutes (or at any time prior to the maturity hereof will constitute) "margin stock" as defined in Regulation U of the Board of Governors of the Federal Reserve System.

         No failure on the part of the Bank to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

         The Borrower agrees to pay on demand all costs and expenses of the Bank, including without limitation reasonable legal fees and expenses, in connection with the preparation and





                                       6
enforcement of this Note and any other documents delivered hereunder.

         ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS NOTE OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE BANK OR THE BORROWER SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE COURTS OF THE STATE OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK; PROVIDED, HOWEVER, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY PROPERTY MAY BE BROUGHT, AT THE BANK'S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SUCH PROPERTY MAY BE FOUND. THE BORROWER HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE AND IRREVOCABLY CONSENTS TO PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF NEW YORK. THE BORROWER HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT THE BORROWER HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, THE BORROWER HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS NOTE.

         THE BORROWER AND THE BANK WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS NOTE, AND THE BORROWER AND THE BANK AGREE THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT A JURY.

                                               AXA FINANCIAL, INC.
Address:
1290 Avenue of the Americas
New York, New York 10104                       By:    /s/ Stanley B. Tulin
                                               Title: Vice Chairman and CFO





                                       7

Schedule attached to Promissory Note dated June 21, 2000 of AXA FINANCIAL, INC. payable to the order of BANK OF AMERICA, N.A.


                          LOANS AND PRINCIPAL PAYMENTS


                         Amount of        Unpaid
        Amount of        Interest        Principal      Principal      Notation
Date    Loan Made         Period*         Repaid         Balance       Made by
----    ---------        ---------       ---------      ---------      --------



















The aggregate unpaid principal amount shown on this schedule shall be rebuttable presumptive evidence of the principal amount owing and unpaid on this Note. The failure to record the date and amount of any advance on this schedule shall not, however, limit or otherwise affect the obligations of the Borrower under this Note to repay the principal amount of the advances together with all interest accruing thereon.

* Applies only to Eurodollar Advances.

                                                                      EXHIBIT 22


                               PURCHASE AGREEMENT


                                   dated as of


                                  June 20, 2000


                                  by and among


                        ALLIANCE CAPITAL MANAGEMENT L. P.


                               AXA FINANCIAL, INC.


                                       and


                            SANFORD C. BERNSTEIN INC.


                        relating to the purchase and sale


                                       of


                          Limited Partnership Interests


                                       of


                        ALLIANCE CAPITAL MANAGEMENT L. P.

                               PURCHASE AGREEMENT
                               ------------------

         PURCHASE AGREEMENT, dated as of June 20, 2000 (the "Agreement"), by and among Alliance Capital Management L. P., a Delaware limited partnership ("Buyer"), AXA Financial, Inc., a Delaware corporation ("AXA Financial"), and Sanford C. Bernstein Inc., a Delaware corporation ("Sanford Bernstein", together with each member of the Seller Group and any transferees in a Permitted Transfer (in each case as defined below), "Seller").

                              W I T N E S S E T H:

         WHEREAS, concurrently with the execution and delivery of this Agreement, Alliance Capital Management Holding L. P., a Delaware limited partnership ("Alliance Holding"), Buyer, Sanford Bernstein and Bernstein Technologies Inc., a California corporation ("BTI") are entering into an Acquisition Agreement, dated the date hereof (the "Acquisition Agreement"), pursuant to which the parties thereto desire to effect the transactions described therein (the "Acquisition");

         WHEREAS, as consideration for the Acquisition, Seller will receive (A) $1.4754 billion in cash, (B) 2.8 million units of limited partnership interests of Buyer, and (C) 38.0 million units of limited partnership interests of Buyer subject to certain transfer restrictions specified in this Agreement and the Acquisition Agreement; the aggregate number of units of limited partnership interests of Buyer received by Seller as part of the consideration for the Acquisition are referred to herein as the "Equity Consideration";

         WHEREAS, pursuant to the terms and conditions set forth in this Agreement and in the Acquisition Agreement, Buyer, AXA Financial and Seller intend that Seller shall have certain rights and be subject to certain limitations with respect to the transfer of Buyer Units (as defined below);

           NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants contained herein and other valuable consideration the receipt of which is hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE I
                                  DEFINITIONS


         As used in this Agreement, the following terms shall have the meanings specified below:

         "Acquisition": as defined in the recitals to this Agreement.

         "Acquisition Agreement": as defined in the recitals to this Agreement.

         "Additional Buyer Documentation": as defined in Section 4.1.1.

         "Additional Documentation": as defined in Section 4.2.1.

         "Additional Seller Documentation": as defined in Section 4.2.1.

         "Affiliate": shall mean, in relation to any Person, any entity controlled, directly or indirectly, by the Person, any entity that controls, directly or indirectly, the Person, or any entity directly or indirectly under common control with the Person.

         "Agreement": as defined in the preamble to this Agreement.

         "Alliance Entities": Alliance Holding and Buyer, excluding any mutual fund for which Alliance Holding or Buyer acts as investment advisor.

         "Alliance Holding": as defined in the recitals to this Agreement.

         "Anniversary Date": shall mean the date immediately following the last day of the previous Anniversary Period.

         "Anniversary Period": shall mean each successive twelve-month period beginning on the Closing Date or an annual anniversary thereof.

         "Annual Purchase Obligation Limit": shall mean, with respect to each Anniversary Period beginning on or after the second Anniversary Date, a number of Buyer Units equal to 20% of the aggregate number of Buyer Units, less any Restricted Units Transferred since the beginning of such Anniversary Period.

         "Applicable Interest Rate": the rate per annum specified as the LIBOR (London Interbank Offered Rate) for deposits in U.S. Dollars offered for 3-month deposits as published by The Wall Street Journal (or, if not reported therein, any other alternative source) in effect on the first day of the applicable interest period.

         "AXA Financial": as defined in the preamble to this Agreement.

         "Block Transfer": as defined in the Section 2.4.3.

         "BTI": as defined in the recitals to this Agreement.

         "Business Day": any day on which banks are generally open for business in New York City.

         "Buyer": as defined in the preamble to this Agreement.

         "Buyer Partnership Agreement": as defined in Section 3.2.

         "Buyer Units": Unrestricted Units and Restricted Units.

         "Change in Law": as defined in Section 3.3.

         "Closing Date": shall mean the date of the closing of the transactions contemplated under the Acquisition Agreement.

         "Code": the United States Internal Revenue Code of 1986, as amended.

         "Consent": any permit, authorization, consent or approval of, any United States court or tribunal or administrative, governmental or regulatory body, agency, commission, division, department, public body or other authority of competent jurisdiction.

         "Cumulative Transfer Limit": shall mean, with respect to each Anniversary Period specified below, the aggregate maximum number of Buyer Units (and Public Units received in exchange for Buyer Units) that can be Transferred, which number shall be determined by multiplying the total number of Buyer Units by the corresponding percentage, as follows:

               1st Anniversary Period--0%
               2nd Anniversary Period--0%
               3rd Anniversary Period--20%
               4th Anniversary Period--40%
               5th Anniversary Period--60%
               6th Anniversary Period--80%
               7th Anniversary Period and any subsequent
               Anniversary Period--100%.

         "Deferral Period": as defined in Section 2.5.1.

         "Designated Entity": as defined in Section 2.1.

         "ELAS": The Equitable Life Assurance Society of the United States.

         "Equity Consideration": as defined in the recitals to this Agreement.

         "Exercise Date": as defined in Section 2.4.1.

         "Exercise Notice": as defined in Section 2.4.1.

         "Expiration Date": as defined in Section 2.3.

         "HSR Act": as defined in Section 4.1.3.

         "Lock-Up Expiration Date": the second anniversary of the Closing Date.

         "NYSE": as defined in Section 2.2.

         "Offer": as defined in Section 3.4.1.

         "Parent Units": any general or limited partnership interests or units in Buyer or Alliance Holding held by AXA Financial or any Affiliate.

         "Permitted Deferred Buyer Units": shall mean a number of Buyer Units equal to the number of Buyer Units specified in an Exercise Notice which complied at the time it was given with the then applicable Annual Purchase Obligation Limit and was canceled pursuant to Section 2.5.1. or rendered ineffective pursuant to Section 2.5.2.

         "Permitted Transfer": any allocation of Buyer Units to the Seller's Principals' Profit-Sharing Pool (as defined in the Acquisition Agreement) or contribution of Buyer Units to any entity controlled by Seller and/or its shareholder, officers or employees.

         "Person": any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust or other entity.

         "Proceedings": as defined in Section 9.11.

         "Public Units": units of limited partnership interests of Alliance Holding.

         "Purchase Obligation": as defined in Section 2.1.

         "Purchase Price": as defined in Section 2.4.2.

         "Restriction Period": as defined in Section 2.5.2.

         "Restricted Unit": each of the 38.0 million units of limited partnership interests of Buyer, as adjusted pursuant to Section 2.09 of the Acquisition Agreement, received by Seller as part of the Equity Consideration, adjusted from time to time as result of Unit Adjustments.

         "Sale Date": as defined in Section 3.4.1.

         "Sale Price": as defined in Section 2.2.

         "Sanford Bernstein": as defined in the preamble to this Agreement.

         "Seller": as defined in the preamble to this Agreement.

         "Seller Group": SCB LLC, a limited liability company organized pursuant to the Acquisition Agreement and any other entity formed by Seller to purchase Buyer Units pursuant to the Acquisition Agreement.

         "Settlement Date": as defined in Section 2.4.2.

         "Tax": any present or future tax, levy, impost, duty, charge, assessment or fee of nay nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority in respect of any payment under this Agreement.

         "Transfer": directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Buyer Unit or any securities convertible, exchangeable or exercisable for or repayable with Buyer Units, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Buyer Units, whether any such swap or transaction is to be settled by delivery of Buyer Units or other securities, in cash or otherwise, excluding, in each case, Permitted Transfers; provided, however, that other than for purposes of Section 3.2, Transfer shall not include (i) the exchange of Buyer Units for Public Units pursuant to the Acquisition Agreement, or (ii) except for purposes of calculating the Cumulative Transfer Limit, any Transfers of Public Units received in exchange for Buyer Units.

         "Unit Adjustment": shall mean a pro rata increase, decrease or exchange of each unit of limited partnership interests of Buyer in the event Buyer (A) issues or delivers any additional units as a result of the declaration or payment of a dividend or other distribution to the holders of units, (B) subdivides its outstanding units into a larger number of units, (C) combines its outstanding units into a smaller number of units, (D) becomes a party to any transaction (including without limitation a merger, consolidation, recapitalization, reclassification, sale of all or substantially all of the Buyer's assets) in which the previously outstanding units shall be changed into or exchanged for different interests of Buyer or changed into or exchanged for common stock or other securities of another corporation or interests in a noncorporate entity or other property (excluding cash).

         "Units": units of general or limited partnership interests of Buyer or Alliance Holding.

         "Unrestricted Exercise Period": as defined in Section 2.5.3.

         "Unrestricted Unit": each of the 2.8 million units of limited partnership interests of Buyer received by Seller as part of the Equity Consideration, adjusted from time to time as result of Unit Adjustments.

         "Window Restrictions": as defined in Section 2.4.3.

                                   ARTICLE II
                              PURCHASE OBLIGATION

         2.1 Purchase Obligation. Subject to the terms and conditions of this Agreement, at the election of Seller, AXA Financial shall purchase or shall cause an entity designated by AXA Financial in writing (a "Designated Entity") to purchase, Buyer Units in an amount not exceeding the Annual Purchase Obligation Limit, it being understood and agreed that AXA Financial shall never be required to purchase Buyer Units to the extent such Transfer to AXA Financial would exceed the Cumulative Transfer Limit (the "Purchase Obligation"). The Purchase Obligation shall apply only to Buyer Units which are owned beneficially by Seller at the time of the sale.

         2.2 Sale Price. The sale price (the "Sale Price") under the Purchase Obligation shall be the average of the closing prices of a Public Unit as quoted on the New York Stock Exchange (the "NYSE") Composite Transactions Tape (or, if such quotation is not available, as quoted on the Nasdaq National Market if Public Units are then listed thereon or on the principal national securities exchange on which Public Units are then listed or admitted to trading, in each case as reported in The Wall Street Journal or, if not reported therein, any other alternative source) for the 10 trading days ending on the fifth trading day following the Exercise Date (as defined herein).

         2.3 Term. Except as set forth in Section 9.3, the Purchase Obligation and all other rights and obligations of the parties hereunder shall expire at 5:00 p.m. New York City time on the tenth Anniversary Date (the "Expiration Date").

         2.4 Exercise of Purchase Obligation.

         2.4.1 Exercise Notice. During the period beginning on the first Business Day immediately following the Lock-Up Expiration Date and ending on the Expiration Date, subject to the restrictions and conditions set forth in this Agreement, Seller shall have the right to require AXA Financial to purchase Buyer Units by delivering a written notice (an "Exercise Notice") to AXA Financial and to Buyer before 5:00 p.m. (New York City time) on any Business Day (the "Exercise Date"), which notice shall specify the number of such Buyer Units to be purchased.

         2.4.2 Settlement Date, Purchase Price and Interest. AXA Financial shall specify to Seller in writing the settlement date (the "Settlement Date") for its purchase of Buyer Units not later than the third Business Day preceding the Settlement Date. The Settlement Date shall be on or after the sixth Business Day following the Exercise Date, but no later than the 20th Business Day following such Exercise Date. Subject to the provisions of Article VI, on the Settlement Date, Seller shall sell, assign and deliver Buyer Units subject to the Exercise Notice to AXA Financial or the specified Designated Entity, in the manner appropriate and necessary to convey all right, title and interest to and in such Buyer Units to AXA Financial or such Designated Entity, free and clear of any and all liens, charges, claims or encumbrances, and AXA Financial shall pay or shall cause the Designated Entity to pay Seller a purchase price equal to the product of the applicable Sale Price multiplied by the number of the Buyer Units so purchased (a "Purchase Price") by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to AXA Financial not less than three Business Days prior to the Settlement Date. If the Settlement Date specified by AXA Financial is later than the 10th Business Day following the Exercise Date, then the Purchase Price shall be increased by the amount of interest accrued on the Purchase Price at the Applicable Interest Rate during the period from and including the 11th Business Day following the Exercise Date to and excluding the Settlement Date.

         2.4.3 Limitations on the Purchase Obligation. (A) The aggregate number of Buyer Units specified to be sold in an Exercise Notice shall not exceed the Annual Purchase Obligation Limit; (B) except as provided in Section 2.5, only one Exercise

Notice may be delivered to AXA Financial in any Anniversary Period (it being understood that any Exercise Notice canceled under Section 2.5.1 or rendered ineffective under Section 2.5.2 shall not count for purposes of this clause
(B)); (C) except as provided in Section 2.5, an Exercise Notice (other than the first Exercise Notice given under this Agreement) may not be delivered to AXA Financial until at least nine months after the immediately preceding Exercise Notice was delivered to AXA Financial; (D) the transfer contemplated by an Exercise Notice must qualify as a private transfer pursuant to United States Treasury Regulation Section 1.7704-1(e)(vi) (relating to block transfers), or pursuant to comparable provisions of any amendment to such regulation (a "Block Transfer"); and (E) Purchase Obligations may be exercised only at times permitted by, and otherwise in compliance with, the then applicable internal written policies of the Alliance Entities restricting the sales of Units and generally applicable to senior officers (the "Window Restrictions") as if Seller were such a senior officer. Any Exercise Notice that does not comply with any of the foregoing limitations (which failure to comply, and the reasons therefor shall be set forth in a letter from AXA Financial to Seller) shall be deemed void and ineffective at the time it was given.

         2.5 Deferral Rights.

         2.5.1 Deferral of Purchase Obligation. AXA Financial may, by written notice to Seller at any time prior to a Settlement Date, cancel the related Exercise Notice and defer the right of Seller to deliver additional Exercise Notices for up to 120 days if the Exercise Date occurred or the Settlement Date would occur at a time when (A) AXA Financial reasonably determines, after consultation with outside counsel, that it possesses material non-public information concerning Alliance Holding or Buyer or (B) subject to Section 2.5.3, AXA Financial or any of its Affiliates are participating in discussions with a third party which commenced prior to the Exercise Date concerning the potential sale of Parent Units; provided, however, that during any such deferral neither AXA Financial nor any Affiliate of AXA Financial may sell Units unless the reason for such deferral is as set forth in clause (B), in which case a sale may occur but only with respect to the persons participating in such discussions. Any notice given pursuant to the foregoing sentence shall specify the duration of the deferral (the "Deferral Period") and the reasons for such deferral. A copy of any such notice shall be promptly delivered to Buyer by AXA Financial. If at any time during the Deferral Period, AXA Financial reasonably determines that none of the grounds for deferral is still present, AXA Financial shall, by written notice to Seller, promptly notify Seller that the Deferral Period has terminated. If the Exercise Date of a new Exercise Notice delivered to AXA Financial within ten Business Days following the termination of a Deferral Period (or, if Window Restrictions are applicable at such time, within ten Business Days after the expiration of the Window Restrictions) occurs in the Anniversary Period subsequent to the Anniversary Period in which the Exercise Date of the initial Exercise Notice occurred, then to the extent the Buyer Units specified in the new Exercise Notice constitute Permitted Deferred Buyer Units, they shall not be counted toward the Annual Purchase Obligation Limit and Cumulative Transfer Limit for such subsequent Anniversary Period. A copy of any such new Exercise Notice shall be promptly delivered to Buyer by AXA Financial.

         2.5.2 Ineffective Exercise Notices. Any Exercise Notice delivered by Seller earlier than six months following the later of the date when AXA Financial or any of its Affiliates has completed a sale of, or entered into a binding commitment to sell, any Units, shall be void and ineffective unless (a) such Exercise Notice was given during an Unrestricted Exercise Period or (b) the purchase of Buyer Units by AXA Financial pursuant to the Exercise Notice would not give rise to any liability under Section 16(b) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission promulgated thereafter (collectively, "Section 16(b)") or any comparable provisions of any amendment to Section 16(b) or any successor thereto. AXA Financial shall give Seller prompt notice of the ineffectiveness of an Exercise Notice pursuant to this Section 2.5.2, which notice shall specify the duration of the period during which Seller shall be prohibited from delivering further Exercise Notices (the "Restriction Period") and a brief description of the related sale or commitment to sell Units, provided that such period shall not exceed six months following the later of any sale of a Unit or entry into a binding commitment to sell Units, by AXA Financial or any of its Affiliates. It is understood that an Exercise Notice given following the expiration of the Restriction Period may be canceled in accordance with Clause
(A) of Section 2.5.1. If the Exercise Date of a new Exercise Notice delivered to AXA Financial within ten

Business Days following termination of the Restriction Period (or if Window Restrictions are applicable at such time, within ten Business Days after the expiration of the Window Restrictions) is in the Anniversary Period subsequent to the Anniversary Period during which the Exercise Date of the initial Exercise Notice occurred, then to the extent Restricted Units exercised pursuant to the new Exercise Notice constitute Permitted Deferred Buyer Units, they shall not be counted toward the Annual Purchase Obligation Limit for such subsequent Anniversary Period. The six-month periods specified in this Section 2.5.2 shall be computed by AXA Financial in its reasonable judgment and based on advice of counsel in accordance with then applicable judicial precedent and rules, regulations and interpretive guidance of the Securities and Exchange Commission.

         2.5.3 In the event that an Exercise Notice given by Seller is canceled on the grounds specified in clause (B) of Section 2.5.1 or rendered ineffective by operation of Section 2.5.2, then for 90 days (the "Unrestricted Exercise Period") following the expiration of the applicable Deferral Period or Restriction Period the Purchase Obligation shall not be subject to any further deferral on the grounds specified in clause (B) of Section 2.5.1 and shall not be rendered void and ineffective pursuant to Section 2.5.2; provided, however, that in the event AXA Financial defers the Purchase Obligation during the Unrestricted Exercise Period on the grounds specified in clause (A) of Section 2.5.1, then the Unrestricted Exercise Period shall be tolled by the actual duration of such Deferral Period pursuant to clause (A) of Section 2.5.1.

                                   ARTICLE III
                                TRANSFER OF UNITS

         3.1 Limitations on Transfers. With respect to Buyer Units, Seller shall not engage in any Transfer (A) of any Restricted Units prior to the Lock-Up Expiration Date (it being understood that Transfers of Unrestricted Units prior to (or after) the Lock-Up Expiration Date are subject to clause (D) of this
Section 3.1 and to the provisions of Section 3.2); (B) in exchange for any consideration other than cash or Public Units pursuant to the terms and conditions of this Agreement; (C) to the extent the number of Restricted Units included in such Transfer would exceed the Cumulative Transfer Limit; or (D) other than at times permitted by, and otherwise in compliance with, the Window Restrictions as if Seller were senior officer of a Alliance Entity. For the avoidance of doubt, any Buyer Units transferred in a Permitted Transfer shall remain subject to the restrictions that applied to such Units prior to the Permitted Transfer, including, but not limited to, limitations on Transfers set forth in this Section 3.1 and in Section 3.2, limitations on the Purchase Obligation specified in Section 2.4.3 and rights of first refusal provided in
Section 3.4, and Sanford Bernstein shall not permit and shall cause each member of the Seller Group and any transferee in a Permitted Transfer not to permit any Transfers that would violate such restrictions and limitations or otherwise breach any terms of this Agreement.

         3.2 Consents to Transfers. Promptly following Seller's written request, AXA Financial shall cause ELAS to give the consent required by Section 12.03(c) of Buyer's partnership agreement (as in effect from time to time, the "Buyer Partnership Agreement") to the Transfers by Seller of Buyer Units expressly permitted by this Agreement, including any Transfers involving the exchange of Buyer Units into Public Units pursuant to the Acquisition Agreement; provided, that AXA Financial shall not be required to cause ELAS to provide such consent unless the Transfer or Permitted Transfer, as the case may be, for which the consent is requested (A) would otherwise comply with all applicable provisions, conditions and requirements of the Buyer Partnership Agreement and Seller has provided AXA Financial and Buyer a written certification signed by two of its officers to that effect, and (B) in the sole and exclusive discretion of AXA Financial would qualify as a Block Transfer or, in case of a Permitted Transfer, Seller provides to AXA Financial an opinion of outside legal counsel reasonably satisfactory to AXA Financial and Buyer that such Permitted Transfer is not considered a "transfer" for purposes of Section 7704 of the Code. AXA Financial and Seller shall cooperate in good faith to enable Seller to comply with the provisions, conditions and requirements of the Buyer Partnership Agreement referenced in clause (A) of this Section 3.2. The consent to be provided from time to time by the Affiliates of AXA Financial pursuant to this Section 3.2 shall be substantially in the form of Annex B to this Agreement. It is understood that if Seller proposes a Transfer that does not qualify as a Block Transfer, such Transfer shall be subject to the approval of the general partner of Buyer and ELAS as provided in the Buyer Partnership Agreement.

         3.3 Change in Law. In the event that as a result of (i) any amendment to, or change in, the laws (or any regulation thereunder) of the United States or (ii) any interpretation or application of, or pronouncement with respect to, such laws or regulations by any legislative body, court, governmental agency or regulatory authority, the Block Transfer safe harbor ceases to be effectively available for exchanges of Buyer Units held by Seller into Public Units (a "Change in Law"), Buyer, AXA Financial and Seller shall cooperate in good faith to make available to Seller, but without giving any preference to Seller or to any other holders of Buyer Units (other than current or former employees), any other safe harbors potentially applicable to the exchanges of Buyer Units for Public Units under applicable U.S. federal tax laws.

         3.4 Right of First Refusal.

         3.4.1 Procedure. If Seller receives a bona fide offer or offers from a third party or parties (other than proposed transferees in transactions that could qualify as Permitted Transfers) to purchase any Restricted Units in a transaction that would qualify as Block Transfer, then prior to selling units in such transaction to such third party or parties Seller shall deliver to Buyer and to AXA Financial a letter setting forth:

              (i)   the name of the third party or parties;

              (ii)  the prospective cash purchase price per Restricted Unit;

              (iii) all material terms and conditions contained in the offer of the third party or parties;

              (iv) Seller's offer (irrevocable by its terms for 5 Business Days following receipt) to sell to AXA Financial or its Designated Entity all (but not less than all) of the Units covered by the offer of the third party or parties, for a purchase price per share and on other terms and conditions not less favorable to AXA Financial than those contained in the offer of the third party or parties (an "Offer"); and

              (v) closing arrangements and a closing date (not less than 5 Business Days nor more than 25 Business Days following the date of such letter) (the "Sale Date") for any purchase and sale that may be effected by AXA Financial or its Designated Entity.

         3.4.2 Effecting Sales. If, upon the expiration of 5 Business Days following receipt by AXA Financial of the letter described in Section 3.4.1, AXA Financial shall not have irrevocably accepted the Offer in writing, Seller may, at any time during a 60 Business Day period beginning upon the expiration of such 5 Business Day period, sell to such third party or parties all (but not less than all) of the Buyer Units covered by the Offer, for the purchase price and on substantially the same other terms and conditions contained in the Offer. If AXA Financial shall have confirmed its acceptance of such Offer in writing, AXA Financial and Seller shall use commercially reasonable efforts to cause promptly the closing of the purchase and sale of such Restricted Units, in the manner appropriate and necessary to convey all right, title and interest to and in such Restricted Units free and clear of any and all liens, charges and encumbrances, pursuant to such acceptance as set forth in the letter of Seller to AXA Financial pursuant to subparagraph (v) of Section 3.4.1.


                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES

         4.1 Representations and Warranties of AXA Financial. AXA Financial hereby represents and warrants to Seller as follows:

         4.1.1 Organization, Good Standing and Authorization. It is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. It has all requisite power and authority to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver ("Additional Buyer Documentation") and to perform its obligations under this Agreement and has taken all necessary action to authorize such execution, delivery and performance.

         4.1.2 No Violation or Conflict. The execution, delivery and performance of this Agreement and any other documentation relating to this Agreement do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any material contractual restriction binding on or affecting AXA Financial.

         4.1.3 Consents. Except as may be required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), all governmental and other consents that are required to have been obtained by it with respect to this Agreement and any Additional Buyer Documentation have been obtained and are in full force and effect and all conditions of any such consents have been complied with.

         4.1.4 Obligations Binding. Its obligations under this Agreement and any Additional Buyer Documentation constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally, and subject, as to enforceability, to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law).

         4.1.5 Absence of Litigation. There is not pending or, to its knowledge, threatened within the past 60 days against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is reasonably likely to affect the legality, validity or enforceability against it of this Agreement or any Additional Buyer Documentation or its ability to perform its obligations under this Agreement or any Additional Buyer Documentation.

         4.2 Representations and Warranties of Seller. Seller hereby represents and warrants to AXA Financial as follows (which representations and warranties will be deemed to be repeated on each Exercise Date and each Settlement Date):

         4.2.1 Organization, Good Standing and Authorization. It is a corporation, duly organized, validly existing and in good standing under the laws of the state of its incorporation. It has all requisite corporate power and authority to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that is required by this Agreement (the "Additional Seller Documentation" and together with the Additional Buyer Documentation, the "Additional Documentation"), to deliver and to perform its obligations under this Agreement and the Additional Seller Documentation and has taken all necessary action to authorize such execution, delivery and performance.

         4.2.2 No Violation or Conflict. The execution, delivery and performance of this Agreement and any Additional Seller Documentation and any other documentation relating to this Agreement do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any material contractual restriction binding on or affecting Seller.

         4.2.3 Consents. All governmental and other consents that are required to have been obtained by it with respect to this Agreement and any Additional Seller Documentation have been obtained and are in full force and effect and all conditions of any such consents have been complied with.

         4.2.4 Obligations Binding. Its obligations under this Agreement and any Additional Seller Documentation constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally, and subject, as to enforceability, to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law).

         4.2.5 Absence of Litigation. There is not pending or, to its knowledge, threatened within the past 60 days against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is reasonably likely to affect the legality, validity or enforceability against it of this Agreement or its ability to perform its obligations under this Agreement and any Additional Seller Documentation.

         4.2.6 No Liens. Seller is the sole owner of the Buyer Units subject to this Agreement with full right to transfer such Buyer Units in accordance with the terms of this Agreement; and upon delivery of such Buyer Units to AXA Financial or its Designated Entity in accordance with the terms of this Agreement, AXA Financial or its Designated Entity will be the sole owner of such Buyer Units, free and clear of any lien, charge, claim or encumbrance.


                                    ARTICLE V
                                   AGREEMENTS

         5.1 Certain Acknowledgments. Each party acknowledges its understanding that the offer and the sale of Buyer Units is intended to be exempt from registration under all securities laws applicable to such party.

         5.2 Certain Agreements. Each party agrees with the other that, so long as such party has or may have any obligation under this Agreement or any Additional Documentation:

         5.2.1 Maintain Authorizations. It will use all reasonable efforts to maintain in full force and effect all consents of any governmental or other authority that are required to be obtained by it with respect to this Agreement or any Additional Documentation and will use all reasonable efforts to obtain any that may become necessary in the future.

         5.2.2 Comply with Laws. It will comply in all respects with all applicable laws and orders to which it may be subject if failure to so comply would materially impair its ability to perform its obligations under this Agreement or any Additional Documentation.

         5.2.3 Confidentiality. Seller shall not disclose (other than to its directors, officers, auditors or counsel) without the prior written consent of Buyer and AXA

Financial any information with respect to AXA Financial or any Alliance Entity which is furnished to it pursuant to this Agreement.

         5.2.4 Filings; Other Action. Buyer, AXA Financial and Seller shall, as promptly as practicable, (i) make all necessary regulatory filings and submissions and deliver notices and consents to jurisdiction to insurance departments, each as reasonably may be required to be made in connection with this Agreement and the transactions contemplated hereby, (ii) use reasonable best efforts to cooperate with each other in (A) determining which filings are required to be made prior to the Settlement Date or the Sale Date, as the case may be, and which Consents are required to be obtained prior to such Date in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such Consents, and (iii) use commercially reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by this Agreement as soon as practicable, including, without limitation, making any filings, if required, prior to the end of the second Anniversary Period under the HSR Act that would maximize the number of Buyer Units that can be sold hereunder without the need for any further filings under the HSR Act.

         5.2.5 Public Announcements. Buyer, AXA Financial and Seller agree that they will not, and that they will case their respective Affiliates and representatives not to, issue any press release or otherwise make any public statement or respond to any press inquiry with respect to this Agreement or the transactions contemplated hereby without the prior approval of the other party (which approval shall not be unreasonably withheld), except as may be required by applicable law.

         5.2.6 Seller Group. Sanford Bernstein shall cause each member of the Seller Group and any transferee in a Permitted Transfer to act only in compliance with the terms and conditions of this Agreement.

                                   ARTICLE VI
                    CONDITIONS TO AXA FINANCIAL'S OBLIGATIONS

         The obligation of AXA Financial to consummate any acquisition of Buyer Units pursuant to Section 2.4.2 or Section 3.4.2 shall be subject to the fulfillment on or prior to the Settlement Date or Sale Date, as the case may be, of the following additional conditions, which AXA Financial and Seller agree to use commercially reasonable efforts to cause to be fulfilled. In the event that all of the following conditions are not satisfied or waived by AXA Financial prior to or on the applicable Settlement Date or Sale Date, as the case may be, then such Settlement Date or Sale Date, as the case may be, shall be deferred until such time as the following conditions are satisfied or waived. 6.1 Representations. The representations and warranties of Seller contained in
Section 4.2 shall be true and correct in all material respects on and as of the Settlement Date or the Sale Date, as the case may be, with the same effect as though made on and as of such date.

         6.2 Performance of Obligations. Seller shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Seller prior to or on the Settlement Date or the Sale Date, as the case may be.

         6.3 Certificate. Seller shall have delivered to AXA Financial or a Designated Entity a certificate, dated the Settlement Date or the Sale Date, as the case may be, and signed by the President and a Vice President of Seller, to the effect set forth above in this Sections 6.1 and 6.2.

         6.4 Delivery of Buyer Units. On the Settlement Date or the Sale Date, as the case may be, Seller shall have delivered certificates representing all of the Buyer Units being transferred to AXA Financial or a Designated Entity, as the case may be, and in a form suitable for transfer (or with standard endorsements for transfer).

         6.5 Consents. All Consents required to be made or obtained by Seller or AXA Financial in connection with the execution and delivery of this Agreement and the Additional Documents or the consummation of the transactions contemplated hereby shall have been made or obtained. Complete and correct copies of all such Consents shall have been delivered to AXA Financial or the Designated Entity.

         6.6 Opinion. Buyer, AXA Financial or a Designated Entity shall have received an opinion, addressed to it and dated the Settlement Date or the Sale Date, as the case may be, from outside legal counsel to Seller reasonably acceptable to AXA Financial, substantially in the form of Exhibit C to this Agreement or in such other form as shall be acceptable to AXA Financial and otherwise satisfactory in form and substance to AXA Financial or a Designated Entity. In the event of a Change in Law, the parties shall cooperate in good faith to develop an alternative form of opinion.

                                   ARTICLE VII
                                     TAXES

         The payment of a Purchase Price by AXA Financial under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If AXA Financial is so required to deduct or withhold, then it will (i) notify Seller prior to the date of the closing of the relevant purchase, and
(ii) timely pay to the relevant authorities the full amount required to be deducted or withheld. Seller agrees to deliver to AXA Financial, or to such government or taxing authority as AXA Financial reasonably directs, any form or document that may be required or reasonably requested in writing in order to allow AXA Financial to make a payment under this Agreement without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form or document would not materially prejudice the legal or commercial position of the Person in receipt of such demand), with any such form or document to be accurate and completed in a manner reasonably satisfactory to AXA Financial and to be executed and to be delivered with any reasonably required certification promptly following any such request.

                                  ARTICLE VIII
                                    NOTICES

         Any notice or other communication in respect of this Agreement may be given in the manner set forth below to the address or number set forth in Annex A of this Agreement and will be deemed effective as indicated: (i) if in writing and delivered in person or by courier, on the date it is delivered; (ii) if sent by facsimile transmission, on the Business Date that receipt of the transmission is confirmed by telephone; (iii) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or (iv) if sent by electronic messaging system, on the date that electronic message is received. Either party may by notice to the other change the address or facsimile number or electronic messaging system at which notices or other communications are to be given to it, in which case Annex A shall be automatically amended. The failure to give Buyer any notice contemplated to be given hereunder shall not affect the effectiveness of such notice or give rise to any claim by Buyer against another party hereto.


                                   ARTICLE IX
                                 MISCELLANEOUS

         9.1 Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto, including, without limitation, the Project Honeybee term sheet, dated June 1, 2000.

         9.2 Amendments. No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including as evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

         9.3 Survival of Obligations. In the event one or more Purchase Obligations are exercised in accordance with Article II, the obligations of the parties in connection with such Purchase Obligations so exercised shall survive the termination of this Agreement.

         9.4 Remedies Cumulative. The rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

         9.5 No Waiver of Rights. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

         9.6 Severability. In the event that any section, clause or paragraph hereof is deemed unlawful or unenforceable, such clause or paragraph shall be stricken from this Agreement, and the remainder shall remain in full force and effect.

         9.7 Assignment. Neither AXA Financial or Seller may assign its rights and obligations under this Agreement save with the prior written consent of the other party and any purported assignment shall be void and of no effect.

         9.8 Headings. The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

         9.9 Waiver of Immunities. Each party irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all claims of immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.

         9.10 Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the state of New York (without reference to choice of law doctrine).

         9.11 Submission to Jurisdiction. With respect to any suit, action or proceedings relating to this Agreement or any Transaction hereunder ("Proceedings"), each party irrevocably submits to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City; and waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

         9.12 Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this confirmation or any credit support document or any transaction. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of any such suit, action or proceeding and (ii) acknowledges that it and the other party have entered into the confirmation and the security agreement, as applicable, in reliance on, among other things, the mutual waivers and certifications in this subsection.

         9.13 Relationship to Buyer Units. This Agreement has been entered into at the same time as, and in connection with, the Acquisition Agreement, and the rights and obligations created hereby are intended to relate to the Buyer Units and are not transferable other than in connection with a transfer of such Buyer Units and with the consent of the other party as required under Section 9.7.

         9.14 Following Business Day Convention. In the event the Expiration Date, the Exercise Date, the Sale Date or the Settlement Date, as applicable, falls on a day other than a Business Date, then the Expiration Date, the Exercise Date, the Sale Date or the Settlement Date, as applicable, shall be the first following date that is a Business Day.

         9.15 Counterparts. This Agreement may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

         9.16 Termination. In the event the Acquisition Agreement is terminated prior to the Closing Date pursuant to the terms thereof, the rights and obligations of the parties hereunder shall automatically terminate at such time.

         IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.



                                        AXA FINANCIAL, INC.


                                        By: /s/ Stanley B. Tulin
                                           ---------------------------------
                                           Name:  Stanley B. Tulin

                                           Title: Vice Chairman and CFO



                                        ALLIANCE CAPITAL MANAGEMENT L. P.


                                        By: /s/ John D. Carifa
                                           ---------------------------------
                                           Name:  John D. Carifa

                                           Title: President and COO



                                        SANFORD C. BERNSTEIN INC.


                                        By: /s/ Lewis A. Sanders
                                           ---------------------------------
                                           Name:   Lewis A. Sanders

                                           Title: Chairman and CEO

                                                                         ANNEX A




     NOTICES
     -------

SELLER
[address]
[telephone]
[fax]
[e-mail]
[contact person]


AXA FINANCIAL
[address]
[telephone]
[fax]
[e-mail]
[contact person]


BUYER
[address]
[telephone]
[fax]
[e-mail]
[contact person]

                                                                         ANNEX B





[Form of Consent Letter pursuant to Section 3.2]



                                                       [Date]


Alliance Capital Management Corporation
1245 Avenue of the Americas
New York, NY  10105

     RE:  PROPOSED TRANSFER OF LIMITED PARTNERSHIP UNITS BY SANFORD BERNSTEIN

Ladies and Gentlemen:

         We refer to the Amended and Restated Limited Partnership Agreement (the "Agreement") of Alliance Capital Management L. P. (the "Partnership"), dated as of October 29, 1999. Capitalized terms used but not defined herein have the respective meanings given in the Agreement.

         Sanford C. Bernstein Inc. proposes to exchange ______ units of the Partnership [Description of Transfer] (the "Proposed Transfer"). The law firm of
[                 ] has provided an opinion of counsel that such exchange is a private transfer pursuant to Treasury Regulation Section 1.7704-1(e)(1)(vi) (relating to block transfers), or pursuant to comparable provisions of any amendment to such Regulation.

         Section 12.03(c) of the Agreement provides that no transfer of limited partnership interests in the Partnership will be considered approved by the General Partner or recognized by the Partnership unless such transfer is also approved by The Equitable Life Assurance Society of the United States ("ELAS"), which approval may be withheld in the sole discretion of ELAS. Based on the above representation and such other matters as we consider relevant, ELAS hereby approves the Proposed Transfer.

                                                                         ANNEX B

                                        THE EQUITABLE LIFE ASSURANCE
                                        SOCIETY OF THE UNITED STATES


                                        By:___________________________

                                                                         ANNEX C




         [Form of Opinion of Seller's counsel pursuant to Section 6.6.]


[                   ], 2000



Alliance Capital Management L. P.
[address]


AXA Financial, Inc.
1290 Avenue of the Americas
New York, New York  10104

Dear Ladies and Gentlemen:

You have requested that we issue our opinion as to whether the proposed transfer described below would qualify as a private transfer pursuant to Treasury Regulation Section 1.7704-1(e)(1)(vi) (relating to block transfers), and would not result in Alliance Capital Management L.P. (the "Partnership") being classified as a publicly traded partnership with the meaning of section 7704 of the Internal Revenue Code of 1986, as amended (the "Code").1 The opinion set forth below is intended to meet the requirements of section 6.6 of the Purchase Agreement dated as of June [ ], 2000 (the "Purchase Agreement"). Capitalized terms used herein and not defined have the meaning assigned to such terms in the Purchase Agreement.

Our opinion is based upon the facts and assumptions set forth below and on the provisions of the Code, Treasury Regulations promulgated thereunder, and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date of this opinion. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in modifications of our opinion.

[            ], 2000
Page 2



For the purpose of our opinion, we have not made an independent investigation of the facts set forth below. We consequently have assumed that the information presented or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion.

No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts in a material way.

[Description of Transfer and the number of units outstanding held by the General Partner and its affiliates and otherwise outstanding.]

Section 6.6 of the Purchase Agreement provides that AXA Financial or a Designated Entity shall have received an opinion, addressed to it and dated the Settlement Date or Sale Date, as the case may be, from outside legal counsel to Honeybee reasonably acceptable to AXA Financial, satisfactory in form and substance to AXA Financial or a Designated Entity.

Based upon, and subject to, the foregoing and the discussion below, we are of the opinion that the exchange described above will qualify as a block transfer pursuant to Treasury Regulation Section 1.7704-1(e)(1)(vi), or pursuant to comparable provisions of any amendment to such Regulation and will not result in the Partnership being classified as a publicly traded partnership within the meaning of section 7704.

Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code") states the rules for the classification of certain publicly traded partnerships ("PTPs") as corporations. For these purposes, a partnership is a PTP if interests in the partnership are traded on an "established securities market" or are "readily tradable on a secondary market or the substantial equivalent thereof."

Treas. Reg. S.1.7704-1(e) provides that certain transfers of partnership interests are not considered trading for purposes of section 7704. Under Treas. Reg. S.1.7704-1(e)(6), these include "block transfers" as defined in Treas. Reg. S.1.7704-1(e)(2). Under that

[            ], 2000
Page 3



regulation "block transfers" include a transfer of partnership interests representing in the aggregate more than 2 percent of the total interests in partnership capital or profits in one or more transactions during a 30 day period by a partner and certain related parties (within the meaning of Sections 267(b) or 707(b)(1) of the Code).

Treas. Reg. S.1.7704-1(k) provides that the total interests in partnership capital or profits generally are determined by reference to all outstanding interests in the partnership. For purposes of measuring "2 percent," interests held by the general partner and its affiliates are disregarded if they own more than 10 percent of partnership capital or profits at any one time during the tax year of the partnership.

Under the regulations, for purposes of determining whether a transfer satisfies the "2% within 30 days" threshold, the partnership must determine the percentage interests in partnership capital or profits for each transfer of an interest during the 30 calendar day period by reference to the partnership interests outstanding immediately prior to such transfer.

In the instant case, [Describe Amount of Interests Proposed to be Transferred]. The transfer of such interests will constitute a transfer of more than 2 percent of the total Partnership interests in capital or profits within 30 days, measured against Partnership interests if the interests held by AXA Financial and its affiliates are disregarded. Accordingly, it is our opinion that the transfer by Honeybee of its Partnership interests will constitute a block transfer within the meaning of Treas. Reg. S.1.7704-1(e)(2) and that such transfer will not cause the Partnership to be classified as a publicly traded partnership with the meaning of section 7704(a).

Please note that we express no opinion, nor is any opinion implied, regarding any other tax issue or any other aspect of the relationship between and among the parties. This opinion speaks only as of its date and may be relied upon by only you in connection with the transaction described in this opinion and may not be used or relied upon by any other person for any purpose whatsoever, without our prior written consent in each instance.

[            ], 2000
Page 4




Sincerely,

Name of Law Firm


By

                                                                      EXHIBIT 23


                               AXA FINANCIAL, INC.
                             1290 AVENUE OF AMERICAS
                            NEW YORK, NEW YORK 10104

                                                                   June 20, 2000
Sanford C. Bernstein
767 Fifth Avenue
New York, NY 10153

         Re:  Agreement to elect Lew Sanders and
              Roger Hertog to ACMC's Board of Directors

         AXA Financial Inc. ("AXA Financial") hereby agrees that:

1. upon the closing (the "Closing") of the transactions contemplated by the Acquisition Agreement, dated as of June 20, 2000 (the "Acquisition Agreement"), between Alliance Capital Management L.P., a Delaware limited partnership ("Alliance Capital"), Sanford C. Bernstein Inc., a Delaware corporation ("Sanford Bernstein"), Alliance Capital Management Holding L.P., a Delaware limited partnership and Bernstein Technologies Inc., a California corporation, AXA Financial shall cause Lew Sanders and Roger Hertog to be elected to the Board of Directors of Alliance Capital Management Corporation, a Delaware corporation ("ACMC") for a term or for successive terms ending no earlier than the third anniversary of the Closing; provided, however, that Mr. Sanders and/or Mr. Hertog may each be removed from the Board of Directors of ACMC, prior to the third anniversary of the Closing, in accordance with Alliance Capital's certificate of incorporation and by-laws but, in either case, only in the event his employment by Alliance Capital terminates in accordance with the terms of their respective employment agreements; and

2. in the event that prior to the third anniversary of the Closing, either of Messrs. Sanders or Hertog ceases to serve as a member of the Board of Directors of ACMC for any reason, then AXA Financial will cause a replacement to be elected, who shall serve for a term or for successive terms ending no earlier than the third anniversary of the Closing Date; provided, however, that any such replacement may be removed from the Board of Directors of ACMC and replaced in accordance with this paragraph 2, prior to the third anniversary of the Closing, for the reasons set forth in the proviso to paragraph 1 above; and provided further, that any such replacement shall be selected by AXA Financial from the list of names attached hereto as Annex A, as such list may be amended from time to time with the prior written consent of AXA Financial and the Sanford Bernstein Committee (as such term is defined in the Acquisition Agreement).

         AXA Financial's obligations hereunder shall terminate and be of no further effect upon the termination of the Acquisition Agreement prior to the Closing.

         If the foregoing is in accordance with your understanding of our agreement, please sign and return to AXA Financial a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between AXA Financial and Sanford Bernstein in accordance with its terms.

                                Very truly yours,

                                AXA FINANCIAL, INC.


                                By: /s/ Stanley B. Tulin
                                   -------------------------------
                                    Name:  Stanley B. Tulin
                                    Title: Vice President and CFO





Confirmed and accepted as of the date first above written:

SANFORD C. BERNSTEIN INC.


By: /s/ Lewis A. Sanders
   -----------------------------
    Name:  Lewis A. Sanders
    Title: Chairman and CEO


                                       2

                                                                         ANNEX A





Andrew S. Adelson

Kevin R. Brine

Charles C. Cahn, Jr.

Marilyn G. Fedat

Michael L. Goldstein


                                       3


                                 Page 109 of 109